InterOil Corporation Consolidated Financial Statements (Expressed in United States dollars) Years ended December 31, 2009, 2008 and 2007

InterOil Corporation Consolidated Financial Statements (Expressed in United States dollars)

Table of contents

Management’s Report	1

Auditor’s Report to the Shareholders	2

Consolidated Balance Sheets	4

Consolidated Statements of Operations	5

Consolidated Statements of Cash Flows	6

Consolidated Statements of Shareholders’ Equity	7

Consolidated Statements of Comprehensive Income	8

Notes to the Consolidated Financial Statements	9

Reconciliation to accounting principles generally accepted in the United States	46

InterOil Corporation Consolidated Financial Statements (Expressed in United States dollars)

MANAGEMENT’S REPORT

The management of InterOil Corporation is responsible for the financial information and operating data presented in this Annual Report.

The consolidated financial statements have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles.  When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances.  Financial statements are not precise as they include certain amounts based on estimates and judgments.  Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.  Financial information presented elsewhere in this Annual Report has been prepared on a basis consistent with that in the consolidated financial statements.

InterOil Corporation maintains systems of internal accounting and administrative controls.  These systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are properly accounted for and adequately safeguarded.

The Audit Committee, appointed by the Board of Directors, is composed of independent non-management directors.  The Committee meets regularly with management, as well as the external auditors, to discuss auditing, internal controls, accounting policy and financial reporting matters.  The Committee reviews the annual consolidated financial statements with both management and the independent auditors and reports its findings to the Board of Directors before such statements are approved by the Board.

The 2009 consolidated financial statements have been audited by PricewaterhouseCoopers, the independent auditors, in accordance with Canadian generally accepted auditing standards and auditing standards issued by the Public Company Accounting Oversight Board, on behalf of the shareholders.  PricewaterhouseCoopers has full and free access to the Audit Committee.

Phil Mulacek	Collin Visaggio
Chief Executive Officer	Chief Financial Officer

Consolidated Financial Statements   INTEROIL CORPORATION     1

INDEPENDENT AUDIT REPORT TO THE SHAREHOLDERS OF INTEROIL CORPORATION

Independent Auditors’ Report

To the Shareholders of InterOil Corporation:

We have completed integrated audits of InterOil Corporation’s 2009, 2008 and 2007 consolidated financial statements and of its internal control over financial reporting as at December 31, 2009.  Our opinions, based on our audits, are presented below.

Consolidated Financial statements

We have audited the accompanying consolidated balance sheets of InterOil Corporation as at December 31, 2009, 2008 and 2007, and the related consolidated statements of operations, comprehensive income, shareholders equity and cash flows for each of the years in the three year period ended December 31, 2009.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements as at December 31, 2009 and for each of the years in the three year period then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2009, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited InterOil Corporation’s internal control over financial reporting as at December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Consolidated Financial Statements   INTEROIL CORPORATION     2

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2009 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers
Melbourne, Australia

March 1, 2010

Consolidated Financial Statements   INTEROIL CORPORATION     3

InterOil Corporation Consolidated Balance Sheets (Expressed in United States dollars)

	As at
	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$

Assets
Current assets:
Cash and cash equivalents (note 5)	46,449,819	48,970,572	43,861,762
Cash restricted (note 7)	22,698,829	25,994,258	22,002,302
Trade receivables (note 8)	61,194,136	42,887,823	63,145,444
Commodity derivative contracts (note 7)	-	31,335,050	-
Other assets	639,646	167,885	146,992
Inventories (note 9)	70,127,049	83,037,326	82,589,242
Prepaid expenses	6,964,950	4,489,574	5,102,540
Total current assets	208,074,429	236,882,488	216,848,282
Cash restricted (note 7)	6,609,746	290,782	382,058
Goodwill (note 15)	6,626,317	-	-
Plant and equipment (note 10)	221,046,709	223,585,559	232,852,222
Oil and gas properties (note 11)	172,483,562	128,013,959	84,865,127
Future income tax benefit (note 12)	16,912,969	3,070,182	2,867,312
Total assets	631,753,732	591,842,970	537,815,001
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities (note 13)	59,372,354	78,147,736	60,427,607
Commodity derivative contracts (note 7)	-	-	1,960,300
Working capital facility (note 16)	24,626,419	68,792,402	66,501,372
Current portion of secured loan (note 19)	9,000,000	9,000,000	136,776,760
Current portion of indirect participation interest - PNGDV (note 20)	540,002	540,002	1,080,004
Total current liabilities	93,538,775	156,480,140	266,746,043
Secured loan (note 19)	43,589,278	52,365,333	61,141,389
8% subordinated debenture liability (note 24)	-	65,040,067	-
Preference share liability (note 23)	-	-	7,797,312
Deferred gain on contributions to LNG project (note 14)	13,076,272	17,497,110	9,096,537
Indirect participation interest (note 20)	38,715,228	72,476,668	96,086,369
Indirect participation interest - PNGDV (note 20)	844,490	844,490	844,490
Total liabilities	189,764,043	364,703,808	441,712,140
Non-controlling interest (note 21)	13,596	5,235	4,292
Shareholders' equity:
Share capital (note 22)
Authorised - unlimited
Issued and outstanding - 43,545,654
(Dec 31, 2008 - 35,923,692)
(Dec 31, 2007 - 31,026,356)	613,361,363	373,904,356	259,324,133
Preference shares (note 23)
(Authorised - 1,035,554, issued and outstanding - nil)	-	-	6,842,688
8% subordinated debentures (note 24)	-	10,837,394	-
Contributed surplus	21,297,177	15,621,767	10,337,548
Warrants (note 26)	-	2,119,034	2,119,034
Accumulated Other Comprehensive Income	8,150,976	27,698,306	6,025,019
Conversion options (note 20)	13,270,880	17,140,000	19,840,000
Accumulated deficit	(214,104,303)	(220,186,930)	(208,389,853)
Total shareholders' equity	441,976,093	227,133,927	96,098,569
Total liabilities and shareholders' equity	631,753,732	591,842,970	537,815,001

See accompanying notes to the consolidated financial statements. Commitments and contingencies (note 28), Going Concern (note 2(b))
On behalf of the Board - Phil Mulacek, Director    Christian Vinson, Director

Consolidated Financial Statements   INTEROIL CORPORATION     4

InterOil Corporation Consolidated Statement of Operations (Expressed in United States dollars)

	Year ended
	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$

Revenue
Sales and operating revenues	688,478,965	915,578,709	625,526,068
Interest	350,629	931,785	2,180,285
Other	4,228,415	3,216,445	2,666,890
	693,058,009	919,726,939	630,373,243

Expenses
Cost of sales and operating expenses	601,983,432	888,623,109	573,609,441
Administrative and general expenses	33,254,708	31,227,627	31,998,655
Derivative (gains)/losses	(1,008,585)	(24,038,550)	7,271,693
Legal and professional fees	9,067,413	11,523,045	6,532,646
Exploration costs, excluding exploration impairment (note 11)	208,694	995,532	13,305,437
Exploration impairment (note 11)	-	107,788	1,242,606
Short term borrowing costs	3,776,590	6,514,060	5,565,828
Long term borrowing costs	8,788,041	17,459,186	17,182,446
Depreciation and amortization	14,321,775	14,142,546	13,024,258
Gain on LNG shareholder agreement (note 19)	-	-	(6,553,080)
Gain on sale of oil and gas properties (note 11)	(7,364,468)	(11,235,084)	-
Loss on extinguishment of IPI liability (note 20)	31,710,027	-	-
Foreign exchange loss/(gain)	3,305,383	(3,878,150)	(5,078,338)
	698,043,010	931,441,109	658,101,592

Loss before income taxes and non-controlling interest	(4,985,001)	(11,714,170)	(27,728,349)

Income taxes
Current	(2,272,645)	(1,564,038)	(2,491,761)
Future	13,348,634	1,482,074	1,284,869
	11,075,989	(81,964)	(1,206,892)

Income/(loss) before non-controlling interest	6,090,988	(11,796,134)	(28,935,241)

Non-controlling interest (note 21)	(8,361)	(943)	22,333

Net income/(loss)	6,082,627	(11,797,077)	(28,912,908)

Basic income/(loss) per share (note 27)	0.15	(0.35)	(0.96)
Diluted income/(loss) per share (note 27)	0.15	(0.35)	(0.96)
Weighted average number of common shares outstanding
Basic (Expressed in number of common shares)	39,900,583	33,632,390	29,998,133
Diluted (Expressed in number of common shares)	40,681,586	33,632,390	29,998,133

See accompanying notes to the consolidated financial statements

Consolidated Financial Statements   INTEROIL CORPORATION     5

InterOil Corporation Consolidated Statement of Cash Flows (Expressed in United States dollars)

	Year ended
	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$

Cash flows provided by (used in):

Operating activities
Net profit/(loss)	6,082,627	(11,797,077)	(28,912,908)
Adjustments for non-cash and non-operating transactions
Non-controlling interest	8,361	943	(22,333)
Depreciation and amortization	14,321,775	14,142,546	13,024,258
Future income tax asset	(13,842,787)	(202,870)	(1,600,985)
Fair value adjustment on IPL PNG Ltd. acquisition	-	-	(367,935)
(Gain)/loss on sale of plant and equipment	-	(16,250)	269,321
Gain on sale of exploration assets	(7,364,468)	(11,235,084)	-
Impairment of plant and equipment	-	-	960,000
Amortization of discount on debentures liability	1,212,262	1,915,910	-
Amortization of deferred financing costs	223,945	260,400	421,691
(Gain)/loss on unsettled hedge contracts	(851,500)	851,500	(47,314)
Timing difference between derivatives recognised
and settled	15,074,050	(17,034,350)	3,765,800
Stock compensation expense	8,290,681	5,741,086	6,062,962
Inventory revaluation	140,278	8,379,587	-
Non-cash interest on secured loan facility	-	2,189,907	6,143,660
Non-cash interest settlement on preference shares	-	372,950	-
Non-cash interest settlement on debentures	2,352,084	2,620,628	-
Oil and gas properties expensed	208,694	1,103,320	14,548,043
Loss on extinguishment of IPI Liability	31,710,027	-	-
Gain on LNG shareholder agreement	-	-	(6,553,080)
Preference share transaction costs	-	-	390,000
Gain on buy back of minority interest	-	-	(394,290)
Loss/(gain) on proportionate consolidation of LNG project	724,357	(811,765)	2,375,278
Unrealized foreign exchange gain	(574,778)	(3,728,721)	(5,078,338)
Change in operating working capital
(Increase)/decrease in trade receivables	(9,523,370)	18,684,422	6,661,838
(Decrease)/increase in unrealised hedge gains	(900,000)	900,000	-
(Increase)/decrease in other assets and prepaid expenses	(2,947,137)	592,073	(2,698,546)
Decrease/(increase) in inventories	12,226,616	(3,189,859)	(6,033,038)
(Decrease)/increase in accounts payable, accrued liabilities and income tax payable	(12,071,350)	5,846,860	(34,533,991)
Net cash from/(used in) operating activities	44,500,367	15,586,156	(31,619,907)

Investing activities
Expenditure on oil and gas properties	(91,788,438)	(63,890,512)	(69,090,092)
Proceeds from IPI cash calls	15,406,022	18,323,365	21,782,988
Expenditure on plant and equipment	(11,782,925)	(5,172,133)	(7,289,319)
Proceeds received on sale of assets	-	312,500	65,072
Proceeds received on sale of exploration assets	-	6,500,000	-
Acquisition of subsidiary	-	-	(3,326,631)
Proceeds from insurance claim	-	-	7,000,000
Increase in restricted cash held as security on
borrowings	(3,023,535)	(3,900,680)	10,134,864
Change in non-cash working capital
Increase in accounts payable and accrued liabilities	5,621,530	436,775	6,353,247
Net cash used in investing activities	(85,567,346)	(47,390,685)	(34,369,871)

Financing activities
Repayments of secured loan	(9,000,000)	(9,000,000)	(4,500,000)
Repayments of bridging facility, net of transaction costs	-	(70,000,000)	-
Financing fees related to bridging facility	-	-	(100,000)
Proceeds from PNG LNG cash call	-	9,447,250	9,450,308
Payments for deferred financing fees	-	-	(362,500)
Proceeds from Clarion Finanz for Elk option agreement	3,577,288	5,500,000	5,922,712
Proceeds from Petromin for Elk participation agreement	6,435,000	4,000,000	-
(Repayments of)/proceeds from working capital facility	(44,165,983)	2,291,030	29,627,864
Proceeds from issue of common shares/conversion of debt,
exercise of warrants, net of transaction costs	81,699,921	(104,975)	23,881,721
Proceeds from issue of debentures, net of transaction costs	-	94,780,034	-
Proceeds from preference shares, net of transaction costs	-	-	14,250,000
Net cash from financing activities	38,546,226	36,913,339	78,170,105

(Decrease)/increase in cash and cash equivalents	(2,520,753)	5,108,810	12,180,327
Cash and cash equivalents, beginning of period	48,970,572	43,861,762	31,681,435
Cash and cash equivalents, end of period (note 5)	46,449,819	48,970,572	43,861,762

See accompanying notes to the consolidated financial statements
See note 6 for non cash financing and investing activities

Consolidated Financial Statements   INTEROIL CORPORATION     6

InterOil Corporation Consolidated Statements of Shareholders' Equity (Expressed in United States dollars)

	Year ended
	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$
Share capital

At beginning of period	373,904,356	259,324,133	233,889,366
Issue of capital stock (note 22)	239,457,007	114,580,223	25,434,767
At end of period	613,361,363	373,904,356	259,324,133
Preference shares

At beginning of period	-	6,842,688	-
Issue of preference shares (note 23)	-	-	6,842,688
Converted to common shares (note 23)	-	(6,842,688)	-
At end of period	-	-	6,842,688
8% subordinated debentures

At beginning of period	10,837,394	-	-
Issue of debentures (note 24)	-	13,036,434	-
Conversion to common shares during the year (note 24)	(10,837,394)	(2,199,040)	-
At end of period	-	10,837,394	-
Contributed surplus

At beginning of period	15,621,767	10,337,548	4,377,426
Fair value of options exercised transferred to share capital (note 25)	(2,185,642)	(456,867)	(102,840)
Stock compensation expense (note 25)	8,290,681	5,741,086	6,062,962
Loss on extinguishment of IPI conversion options (note 20)	(649,187)	-	-
Lapsed warrants transferred to contributed surplus	219,558
At end of period	21,297,177	15,621,767	10,337,548
Warrants

At beginning of period	2,119,034	2,119,034	2,137,852
Conversion to common shares (note 26)	(1,899,476)	-	(18,818)
Lapsed warrants transferred to contributed surplus	(219,558)
At end of period	-	2,119,034	2,119,034
Accumulated Other Comprehensive Income
Deferred hedge gain/(loss)
At beginning of period	18,012,500	-	-
Deferred hedge gain recognised on transition	-	-	1,385
Deferred hedge movement for the year, net of tax (note 7)	(18,012,500)	18,012,500	(1,385)
Deferred hedge gain/(loss) at end of period	-	18,012,500	-
Foreign currency translation reserve
At beginning of period	9,685,806	6,025,019	1,492,869
Foreign currency translation movement for the year, net of tax	(1,534,830)	3,660,787	4,532,150
Foreign currency translation reserve at end of period	8,150,976	9,685,806	6,025,019
Accumulated other comprehensive income at end of period	8,150,976	27,698,306	6,025,019
Conversion options

At beginning of period	17,140,000	19,840,000	20,000,000
Movement for the year (note 20)	(3,869,120)	(2,700,000)	(160,000)
At end of period	13,270,880	17,140,000	19,840,000
Accumulated deficit

At beginning of period	(220,186,930)	(208,389,853)	(179,476,945)
Net income/(loss) for the year	6,082,627	(11,797,077)	(28,912,908)
At end of period	(214,104,303)	(220,186,930)	(208,389,853)
Shareholders' equity at end of period	441,976,093	227,133,927	96,098,569

See accompanying notes to the consolidated financial statements

Consolidated Financial Statements   INTEROIL CORPORATION     7

InterOil Corporation Consolidated Statements of Comprehensive Income (Expressed in United States dollars)

	Year ended
	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$

Net income/(loss) as per Statement of Operations	6,082,627	(11,797,077)	(28,912,908)

Other comprehensive (loss)/income, net of tax	(19,547,330)	21,673,287	4,530,765

Comprehensive (loss)/income	(13,464,703)	9,876,210	(24,382,143)

See accompanying notes to the consolidated financial statements

Consolidated Financial Statements   INTEROIL CORPORATION     8

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

1.	Nature of operations and organization

InterOil Corporation (the "Company" or "InterOil") is a publicly traded, integrated oil and gas company operating in Papua New Guinea (“PNG”).

Management has organized the Company’s operations into four major segments - Upstream, Midstream, Downstream and Corporate.  Upstream includes Exploration and Production operations for crude oil and natural gas in PNG. Midstream consists of both Midstream Refining and Midstream Liquefaction.  Midstream Refining includes refining of products for domestic market in Papua New Guinea and exports, and Midstream Liquefaction includes the work being undertaken to further the Liquefied Natural Gas facility (”LNG project”) in PNG.  Downstream includes Wholesale and Retail Distribution of refined products in PNG.  Corporate engages in business development and improvement, common services and management, financing and treasury, government and investor relations.  Common and integrated costs are recovered from business segments on an equitable driver basis.

2.	Significant accounting policies

The principal accounting policies adopted in the preparation of the financial report are set out below.  These policies have been consistently applied for all years presented, unless otherwise stated.

(a)	Basis of preparation

These financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) applicable to a going concern, which, in the case of the Company, differ in certain respects from those in the United States.  These differences are described in note 30 - Reconciliation to Generally Accepted Accounting Principles in the United States.

The consolidated financial statements for the year ended December 31, 2009 are in accordance with Canadian GAAP which requires the use of certain critical accounting estimates.  It also requires management to exercise its judgment in the process of applying Company’s accounting policies.  These estimates and judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.  Actual results could differ from these estimates. The effect of changes in estimates on future periods have not been disclosed in these consolidated financial statements as estimating it is impracticable.

Rate Regulation

InterOil is currently the sole refiner of hydrocarbons in Papua New Guinea under our 30 year agreement with the Papua New Guinea Government, which expires in 2035.  The government has undertaken to ensure that all domestic distributors purchase their refined petroleum products from our refinery, or any other refinery which is constructed in Papua New Guinea, at an Import Parity Price (”IPP”).  The IPP is regulated by the Papua New Guinea Independent Consumer and Competition Commission (”ICCC”).  In general, the IPP is the price that would be paid in Papua New Guinea for a refined product being imported.  For all price controlled products (diesel, unleaded petrol, kerosene and aviation fuel) produced and sold locally in Papua New Guinea, the IPP is calculated by adding the costs that would typically be incurred to import such product to the posted price for such product in Singapore.  In November 2007, the IPP was modified by changing the Singapore benchmark price from the ‘Singapore Posted Prices’ which is no longer being updated, to ‘Mean of Platts Singapore’ (“MOPS”) which is the benchmark price for refined products in the region in which we operate.  The revised formula is yet to be formally entrenched by means of necessary amendment to the Project Agreement governing the Company’s relationship with the Independent State of Papua New Guinea, however, it is the current IPP calculation mechanism being regulated by the ICCC.

InterOil is also a significant participant in the retail and wholesale distribution business in Papua New Guinea.  The ICCC regulates the maximum prices that may be charged by the wholesale and retail hydrocarbon distribution industry in Papua New Guinea.  The Downstream business may charge less than the maximum margin set by the ICCC in order to maintain its competitiveness with other participants in the market.  In June 2009, the ICCC commenced a review into the pricing arrangements for petroleum products in Papua New Guinea.  The last such review was undertaken during 2004 and was due to expire on December 31, 2009. The purpose of the review is to consider the extent to which the existing regulation of price setting arrangements at both wholesale and retail levels should continue or be revised for the next five year period. We have provided detailed submissions to the ICCC.  The ICCC have most recently advised that its final report will be issued in March 2010.  It is possible that the ICCC may determine to increase regulation of pricing and reduce the margins able to be obtained by our distribution business.  Such a decision, if made, may negatively affect our downstream business and require a review of its operations.

No rate regulated assets or liabilities have been recognized as any gains or losses made due to rate regulation are to the Company’s account, and are not repayable/recoverable in the future.

Consolidated Financial Statements   INTEROIL CORPORATION     9

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

(b)	Going concern

These consolidated financial statements have been prepared using Canadian GAAP applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due.

For the year ended December 31, 2009, the Company reported a profit of $6.1 million as compared to a loss of $11.8 million for the same period of 2008.  The total operating cash inflow was $44.5 million for the year compared to $15.6 million in 2008.  The Company reported a net operating cash inflow, before working capital movements, of $57.7 million for the year compared to an outflow of $7.2 million during 2008.  The net current assets for the year ended December 31, 2009 was $114.5 million compared to $80.4 million in 2008.

The Company has cash, cash equivalents and cash restricted of $75.8 million as at December 31, 2009 (December 2008 - $75.3 million), of which $29.3 million is restricted (December 2008 - $26.3 million).

The Company has a short term total working capital facility of $190.0 million for its Midstream – Refining operation that is renewable annually with BNP Paribas.  The working capital facility is split between Facility 1 and Facility 2, with their respective sub-limits and restricted usage for each of these components (refer to note 16 for further information on the split between the two facilities).  As part of the current year renewal process which was completed in the quarter ended December 31, 2009, the facility was renewed for a period of fifteen months ending December 31, 2010.  This facility is secured by the assets it is drawn down against.  As at December 31, 2009 $73.5 million of the combined facility has been utilized, and the remaining facility of $116.5 million remains available for use.

The Company has an approximately $48.1 million (Papua New Guinea Kina 130.0 million) revolving working capital facility for its Downstream operations in Papua New Guinea from Bank of South Pacific Limited and Westpac Bank PNG Limited. Westpac facility limit is approximately $29.6 million (Papua New Guinea Kina 80.0 million) and the initial BSP facility limit was approximately $25.9 million (Papua New Guinea Kina 70.0 million) but was renewed in October 2009 at a lower limit of approximately $18.5 million (Papua New Guinea Kina 50.0 million).  The Westpac facility is for an initial term of three years and is due for renewal in October 2011. The BSP facility is renewable annually and is due for renewal in October 2010.  As at December 31, 2009 only $7.8 million of this combined facility has been utilized, and the remaining facility of approximately $40.3 million (Papua New Guinea Kina 108.9 million) remains available for use.  Management expects these facilities to be renewed in due course as these working capital facilities are fully secured against trade debtors, inventory and cash deposits.

With respect to its Upstream operations, the Company has no obligation to execute exploration activities within a set timeframe and therefore has the ability to select the timing of these activities as long as the minimum license commitments in relation to our Petroleum Prospecting Licenses (“PPL”) are met.

The Company believes that it has sufficient funds for the Midstream Refinery and Downstream operations; however, existing cash balances and ongoing cash generated from these operations will not be sufficient to facilitate further development of the Elk and Antelope fields, condensate stripping plant development, and the liquefaction plant development.  Therefore the Company must extend or secure sufficient funding through renewed borrowings, equity raising and or asset sales to enable sufficient cash to be available to further its development plans.  Management expects that the Company will be able to secure the necessary financing through one of, or a combination or the aforementioned alternatives.  Accordingly, these financial statements have been prepared on a going concern basis in the belief that the Company will realize its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated.

(c)	Principles of consolidation

Subsidiaries

The consolidated financial statements of the Company incorporates the assets, liabilities and results of InterOil Corporation and of all subsidiaries as at December 31, 2009, December 31, 2008, December 31, 2007 and for the years then ended.  Subsidiaries of InterOil Corporation as at December 31, 2009 included SP InterOil LDC (99.9%), SPI Exploration and Production Corporation (100% - one share held by PIE Corp), SPI Distribution Limited (100% - one share held by PIE Corp), InterOil LNG Holdings Inc. (100%), InterOil Australia Pty Ltd (100%), SPI InterOil Holdings Limited (100%), Direct Employment Services Company (100%), InterOil New York Inc. (100%), InterOil Singapore Pte Ltd (100%), InterOil Finance Inc. (100%) and their subsidiaries.  InterOil Corporation and its subsidiaries together are referred to in these financial statements as the Company or the consolidated entity.

Consolidated Financial Statements   INTEROIL CORPORATION     10

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

Subsidiaries are all those entities over which the Company has the right and ability to obtain future economic benefits from the resources of the enterprise and is exposed to the related risks.  Control of an enterprise is the continuing power to determine strategic operating, investing and financing policies without the cooperation of others.  The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity.  Subsidiaries are fully consolidated from the date on which control is transferred to the Company.  They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company, refer to note 2(j).  Intercompany transactions, balances and unrealized gains on transactions between companies are eliminated on consolidation.  Minority interest in the results and equity of subsidiaries are shown separately in the consolidated statements of operations and balance sheets.

In June 2007, InterOil LNG Holdings Inc. was incorporated as a holding company of InterOil’s investment in PNG LNG Inc., (a Bahamas incorporated entity set up to construct and operate an LNG Project in Papua New Guinea).  InterOil LNG Holdings Inc. is a 100% subsidiary of InterOil Corporation.  During July 2007, the investment in PNG LNG Inc. was transferred from InterOil Corporation to InterOil LNG Holdings Inc.  Refer to the section ‘Proportionate consolidation of Joint Venture interests’ below for the changes to InterOil’s shareholding in PNG LNG Inc. (”Joint Venture Company”) due to the signing of the Shareholders’ Agreement in July 2007.

In April 2008, InterOil New York Inc. was incorporated as a 100% subsidiary of InterOil Corporation to evaluate potential financing arrangements in the U.S.

In May 2009, InterOil Singapore Pte Ltd. was incorporated as a 100% subsidiary of InterOil Corporation to facilitate the development and operation of the LNG Project in Papua New Guinea.  All costs incurred by this entity will be recharged to the LNG joint venture and relevant InterOil entities based on an equitable driver basis.

In December 2009, InterOil Finance Inc. was incorporated in Barbados as a 100% subsidiary of InterOil Corporation to provide financial services to the other group entities.

Proportionate consolidation of Joint Venture interests
On July 30, 2007, a Shareholders’ Agreement was signed between InterOil LNG Holdings Inc., Pacific LNG Operations Ltd., Merrill Lynch Commodities (Europe) Limited and PNG LNG Inc..  Further shareholder transactions have taken place since this date which has impacted the shareholding of each of these joint venture partners (refer to note 14 below).  The signing of this Shareholders’ Agreement meant that PNG LNG Inc. was no longer a subsidiary of InterOil and was a jointly controlled entity, between the parties to the Shareholders’ Agreement, from the date of the agreement.  As the entity became a joint venture in July 2007, guidance under CICA 3055 – ‘Interest in Joint Ventures’ has been followed and the entity has been proportionately consolidated in InterOil’s consolidated financial statements from the date of the Shareholders’ Agreement.  The consolidated results of InterOil’s proportionate shareholding in the LNG Project has been disclosed separately within the segment notes under Midstream - Liquefaction, refer to note 4.

(d)	Changes in accounting policies

Effective year ended December 31, 2009, the Company adopted the revisions to CICA 3862 – Financial Instruments – Disclosures which was amended to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements for publicly accountable enterprises.  The revisions require the disclosure of maturity analysis for derivative and non-derivative financial assets and liabilities, and additional information on liquidity risk.  The Company has made these additional disclosures within notes 3(b) Liquidity risk, and note 3(g) Fair values.

Based on the detailed review conducted by the Company of the new CICA sections, or revisions to current sections, no other items have been identified as having any material impact on the Company’s financial statements.

(e)	New standards issued but not yet effective, and transition to IFRS

Based on the detailed review conducted by the Company of the new CICA sections, or revisions to current sections, that are effective for the year beginning January 1, 2010, no items have been identified as having any material impact on the Company’s financial statements.

The Accounting Standards Board (”AcSB”) will adopt International Financial Reporting Standards (“IFRS”) as Canadian GAAP, effective January 1, 2011.  In anticipation of the change, the AcSB is revising certain Canadian accounting standards to conform to IFRS in advance of the 2011 implementation date.  The required change to IFRS is mandatory for all Canadian publicly accountable entities, which includes those with public debt.

Consolidated Financial Statements   INTEROIL CORPORATION     11

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

The Securities Exchange Commission (“SEC”) currently allows foreign private issuers using IFRS as their primary GAAP to not provide reconciliation to U.S. GAAP in their financial statements.

The Company will adopt IFRS as per the guidelines issued by AcSB and report under IFRS effective January 1, 2011 with comparative IFRS numbers for 2010.

(f)	Segment reporting

An operating segment (also referred to as a ”business segment”) is a component of an enterprise:
a.	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other segments of the same enterprise),
b.	whose operating results are regularly reviewed by the Company’s management to make decisions about resources to be allocated to the segment and assess its performance, and
c.	for which discrete financial information is available.

The Company’s assets and operations are predominantly based in Papua New Guinea and therefore are disclosed as one geographical segment.  Refer to note 1 for the management’s organization of the Company by business segment.

(g)	Foreign currency translation

Functional and reporting currency
Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (”the functional currency”).  The consolidated financial statements are presented in United States Dollars which is InterOil’s functional and reporting currency.

Self Sustaining and Integrated Foreign Operations
For subsidiaries considered to be self-sustaining foreign operations, all assets and liabilities denominated in foreign currency are translated to United States dollars at exchange rates in effect at the balance sheet date and all revenue and expense items are translated at the rates of exchange in effect at the time of the transactions.  Foreign exchange gains or losses are reported as a separate component of shareholders' equity as a Foreign currency translation adjustment.

For subsidiaries considered to be an integrated foreign operation, monetary items denominated in foreign currency are translated to United States dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred.  Revenue and expense items are translated at the rates of exchange in effect at the time of the transactions.  Foreign exchange gains or losses are included in the statement of operations.

(h)	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and duties and taxes paid.  The following particular accounting policies, which significantly affect the measurement of results, have been applied.

Revenue from Midstream Refining operations:
Revenue from sales of products is recognized when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.  Sales between the business segments of the Company have been eliminated from sales and operating revenues and cost of sales.

Revenue from Downstream operations:
Sales of goods are recognized when the Company has delivered products to the customer, the customer takes ownership and assumes risk of loss, collection of the receivable is probable, persuasive evidence of an arrangement exists and the sale price is fixed or determinable. It is not the Company’s policy to sell products with a right of return.

Interest income:
Interest income is recognized on a time-proportionate basis.

(i)	Income tax

The income tax expense or benefit for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction; adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements and to unused tax losses.

Consolidated Financial Statements   INTEROIL CORPORATION     12

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

Deferred tax assets and liabilities are recognized for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction.  The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability.

Deferred tax assets are recognized for deductible temporary differences and unused tax losses only if it is more likely than not that future taxable amounts will be available to utilize those temporary differences and losses.  A valuation allowance is provided against any portion of a future tax asset which will more likely not be recovered.

In addition to income taxes, InterOil is subject to Goods and Services Tax, Excise Duty and other taxes in Papua New Guinea, Australia, Singapore and Canada.  The consolidated statement of operations is prepared on a net of Goods and Services Tax.

(j)	Acquisitions of assets

The purchase method of accounting is used to account for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired.  Cost is measured as the fair value of the assets given, shares issued or liabilities assumed at the date of exchange plus costs directly attributable to the acquisition.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.  The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets is recorded as goodwill.  If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference, to the extent possible, is allocated against acquired fixed assets in accordance with the standards on a pro rata basis.  Any further excess is presented as an extraordinary gain in the statement of operations.

Where settlement of any part of cash consideration is deferred, the amounts payable in future are discounted to their present value as at the date of exchange.  The discount rate is the Company’s incremental borrowing rate, being the rate at which similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(k)	Impairment of assets

Assets that are subject to amortization and goodwill recognized are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its fair value.  Fair value is the amount of the consideration that would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act.  When no liquid market exists, the fair value is the present value of future cash flows discounted at the risk free rate of interest plus a risk premium.  If an impairment loss is recognized, the adjusted carrying amount becomes the new cost basis.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

There has been no impairment of assets or goodwill based on the assessment performed during the year.

(l)	Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value.

(m)	Restricted cash

Restricted cash consists of cash on deposit with a maturity of less than three months at the time of purchase but which is restricted from being used in daily operations.  Restricted cash is carried at cost and any accrued interest is classified under other assets.

Consolidated Financial Statements   INTEROIL CORPORATION     13

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

(n)	Trade receivables

The collectability of trade receivables is assessed on an ongoing basis.  Debts which are known to be uncollectible are written off.  A provision for doubtful receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables.  The amount of provision is recognized in the statement of operations.

The Company sells certain trade receivables with recourse to BNP Paribas under its working capital facility.  The receivables are retained on the balance sheet as the Company retains the credit risk and control over these receivables.

(o)	Inventory

Raw materials and stores and finished goods
Raw materials and finished goods are stated at the lower of costs and net realizable value.  Costs comprise direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure.  Net realizable value is the estimated selling price in the ordinary course of the business less the estimated costs of completion and the estimated costs necessary to make the sale.  Stores are stated at cost less provision for obsolescence.

Crude oil and refined petroleum products
Crude oil and refined petroleum products are recorded on a first-in, first-out basis and the net realizable value test for crude oil and refined petroleum products are performed separately.  The cost of Midstream Refining petroleum products consist of raw material, labor, direct overheads and transportation costs.  The cost of Downstream petroleum products includes the cost of the product plus related freight, wharfage and insurance.

(p)	Assets held for sale

Non-current assets are classified as held for sale and stated at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.

An impairment loss is recognized for any initial or subsequent write down of the asset (or disposal group) to fair value less costs to sell.  A gain is recognized for any subsequent increase in fair value less costs to sell an asset but not in excess of any cumulative impairment loss previously recognized.  A gain or loss not previously recognized by the date of sale of the non-current asset is recognized at the date of derecognition.

Non-current assets are not depreciated or amortized while they are classified as held for sale.  Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized.

Non-current assets classified as held for sale are presented separately from other assets in the balance sheet.  The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.  There are no assets held for sale as at the end of December 31, 2009.

(q)	Derivative financial instruments

Derivative financial instruments are utilized by the Company in the management of its crude purchase cost exposures and its finished products sales price exposures.  The Company's policy is not to utilize derivative financial instruments for trading or speculative purposes.  The Company may choose to designate derivative financial instruments as hedges.

When applicable, at the inception of the hedge, the Company formally documents all relationships between hedging instruments and the hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions, the nature of the risk being hedged, how the hedging instruments’ effectiveness in offsetting the hedged risk will be assessed and a description of the method for measuring effectiveness.  This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions.  The Company also assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items at inception and on an ongoing basis.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded as a component of Other Comprehensive Income until earnings are affected by the variability in cash flows of the designated hedged item.  For cash flow hedges that have been terminated or cease to be effective, prospective gains or losses on the derivative are recognized in earnings.  Any gain or loss that has been included in accumulated other comprehensive income at the time the hedge is discontinued continues to be deferred in accumulated other comprehensive income until the original hedged transaction is recognized in earnings.  If the likelihood of the original hedged transaction occurring is no longer probable, the entire gain or loss in accumulated other comprehensive income related to this transaction is immediately reclassified to earnings.

Consolidated Financial Statements   INTEROIL CORPORATION    14

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in cash flows of the hedged item, the derivative expires or is sold, terminated or exercised, the derivative is no longer designated as a hedging instrument because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

There were no outstanding hedge accounted or non-hedge accounted derivative contracts outstanding as at December 31, 2009.

(r)	Deferred financing costs

Deferred financing costs represent the unamortized financing costs paid to secure borrowings.  Amortization is provided on an effective yield basis over the term of the related debt and is included in expenses for the period.  Unamortized deferred financing costs are offset against the respective liability accounts.

(s)	Plant and equipment

Refinery assets
The Company’s most significant item of plant and equipment is the oil refinery in Papua New Guinea which is included within Midstream Refining assets.  The pre-operating stage of the refinery ceased on January 1, 2005.  Project costs, net of any recoveries, incurred during the pre-operating stage were capitalized as part of plant and equipment.  Development costs and the costs of acquiring or constructing support facilities and equipment are also capitalized.

The refinery assets are recorded at cost.  Interest costs relating to the construction and pre-operating stage of the development project prior to commencement of commercial operations were capitalized as part of the cost of such plant and equipment.  Refinery related assets are depreciated on straight line basis over their useful lives, at an average rate of 4% per annum.  The refinery is built on land leased from the Independent State of Papua New Guinea.  The lease expires on July 26, 2097.

Repairs and maintenance costs, other than major turnaround costs, are charged to earnings as incurred.  Major turnaround costs will be deferred to other assets when incurred and amortized over the estimated period of time to the next scheduled turnaround.  No major turnaround costs have been incurred during the year ended December 31, 2009.

Other assets
Property, plant and equipment are recorded at cost.  Depreciation of assets begins when the asset is in place and ready for its intended use.  Assets under construction and deferred project costs are not depreciated.  Depreciation of plant and equipment is calculated using the straight line method, based on the estimated service life of the asset.  Maintenance and repair costs are expensed as incurred.  Improvements that increase the capacity or prolong the service life of an asset are capitalized.

The depreciation rates by segment are as follows:

Downstream	0% - 25%
Midstream	1% - 33%
Upstream	4% - 100%
Corporate	13% - 33%

Leased assets
Leases of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases.  Finance leases are classified at the inception of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments.  The corresponding rental obligations, net of finance charges, are included in other long term payables.  Each lease payment is allocated between the liability and the finance charges so as to achieve a constant rate on the finance balance outstanding.  The interest element of the finance cost is charged to the statement of operations over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.  The property, plant and equipment acquired under finance leases are depreciated over the shorter of the asset’s useful life and the lease term.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases.  Operating lease payments are representative of the pattern of benefit derived from the leased asset and accordingly are included in expenses in the periods in which they are incurred.

Consolidated Financial Statements   INTEROIL CORPORATION    15

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

Asset retirement obligations
Estimated costs of future dismantlement, site restoration and abandonment of properties are provided based upon current regulations and economic circumstances at year end.  Management estimates there are no material obligations relating to future restoration and closure costs.

Environmental remediation
Remediation costs are accrued based on estimates of known environmental remediation exposure.  Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred.  Provisions are determined on an assessment of current costs, current legal requirements and current technology.  Changes in estimates are dealt with on a prospective basis.  As at December 31, 2009, no provision has been raised.

Disposal of property, plant and equipment
At the time of disposition of plant and equipment, the carrying values of the assets are written off along with accumulated depreciation and any resulting gain or loss is included in the statement of operations.

IT Development and software
Costs incurred in development products or systems and costs incurred in acquiring software and licenses that will contribute to future period financial benefits through revenue generation and/or cost reduction are capitalized to software and systems.  Costs capitalized include external direct costs of materials and service, direct payroll and payroll related costs of employees’ time spent on the project.  Amortization is calculated on a straight line bases over periods generally ranging from 3 to 5 years.  IT development costs include only those costs directly attributable to the development phase and are only recognized following completion of technical feasibility and where the Company has an intention and ability to use the asset. These amounts are capitalized as part of property, plant and equipment in the Corporate segment.

(t)	Oil and gas properties

The Company uses the successful-efforts method to account for its oil and gas exploration and development activities as per the U.S. GAAP guidance under Accounting Standards Codification (“ASC”) 932 as no relevant guidance under Canadian GAAP is available to account for oil and gas transactions.  Under this method, costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred.  The Company continues to carry as an asset the cost of drilling exploratory wells if the required capital expenditure is made and drilling of additional exploratory wells is underway or firmly planned for the near future or when exploration and evaluation activities have not yet reached a stage to allow reasonable assessment regarding the existence of economic reserves.  Capitalized costs for producing wells will be subject to depletion on the units-of-production method.

Geological and geophysical costs are expensed as incurred, except when they have been incurred to facilitate production techniques, to increase total recoverability and to determine the desirability of drilling additional development wells within a proved area.  Geological and geophysical costs capitalized would be included as part of the cost of producing wells and be subject to depletion on the units-of-production method.

(u)	Accounts payable and accrued liabilities

These amounts represent liabilities for goods and services provided to the Company prior to the end of financial year which are unpaid.  These amounts are unsecured and are usually paid within 30 days of recognition.

(v)	Employee entitlements

Wages and salaries, and annual leave
Liabilities for wages and salaries, including annual leave expected to be settled within 12 months of the reporting date are recognized in accounts payables in respect of employees’ services up to the reporting date and are measured at the amounts expected to be paid when liabilities are settled.

Long Service Leave
The liability for long service leave is recognized in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date.  Consideration is given to expected future wage and salary levels, experience of employee departures, periods of service and statutory obligations.

Retirement benefit obligations
The Company contributed to a defined contribution plan and the Company’s legal or constructive obligation is limited to these contributions.  Contributions to the defined contribution fund are recognized as an expense as they become payable.

Consolidated Financial Statements   INTEROIL CORPORATION    16

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

Stock-based compensation
Stock-based compensation benefits are provided to employees pursuant to the 2009 Stock Incentive Plan (with options still in existence having been granted under the now superseded 2002 Incentive Stock Option Plan and 2006 Stock Incentive Plan).  The Company currently issues stock options and restricted stock units as part of its stock-based compensation plan.  The fair value of stock options at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the terms of the option, the vesting criteria, the share price at grant date and expected price volatility of the underlying share, the expected yield and risk-free interest rate for the term of the option.  Upon exercise of options, the balance of the contributed surplus relating to those options is transferred to share capital.  The fair value of restricted stock on grant date is the market value of the stock.  The Company uses the fair value based method to account for employee stock based compensation benefits.  Under the fair value based method, compensation expense is measured at fair value at the date of grant and is expensed over the award's vesting period.

Profit-sharing and bonus plans
The Company recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(w)	Earnings per share

Basic earnings per share
Basic common shares outstanding are the weighted average number of common shares outstanding for each period.  The calculation of basic per share amounts is based on net earnings/(loss) divided by the weighted average of common shares outstanding.

Diluted earnings per share
Diluted per share amounts are computed similarly to basic per share amounts except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, conversion options and warrants, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options were exercised and the proceeds from such exercises were used to acquire shares of common stock at the average price during the reporting period.

(x)	Reclassification

Certain minor prior years’ amounts have been reclassified to conform to current presentation.

3.	Financial Risk Management

The Company’s activities expose it to a variety of financial risks; market risk, credit risk, liquidity risk and geographic risk.  The Company’s overall risk management program focuses on the unpredictability of markets and seeks to minimize potential adverse effects on the financial performance of the Company.  The Company uses derivative financial instruments to hedge certain price risk exposures.

Risk Management is carried out under policies approved by the Board of Directors.  The Finance Department identifies, evaluates and hedges financial risks in close cooperation with the Company’s operating units.  The product pricing risks are managed by the Supply and Trading Department under the guidance of the Risk Management Committee.  The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as use of derivative financial instruments.

(a)	Market risk

(i) Foreign exchange risk
Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s functional currency.  The Company operates internationally and is exposed to foreign exchange risk arising from currency exposures to the United States Dollar. The consolidated financial statements are presented in United States Dollars which is InterOil’s functional and reporting currency.

Most of the Company’s transactions are undertaken in United States Dollars (“USD”), Papua New Guinea Kina (“PGK”) and Australian Dollars (“AUD”).  Currently there are no foreign currency exchange hedge programmes in place.

The Papua New Guinea Kina exposures are minimal at the transactional level as the Downstream sales in local currency are used to adequately cover the operating expenses of the Midstream Refining and Downstream operations.  However, the translation of PGK denominated balances in our operating entities into USD at period ends can result in material impact on the foreign exchange gains/losses on consolidation.

Consolidated Financial Statements   INTEROIL CORPORATION    17

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

Changes in the PGK to USD exchange rate can affect our Midstream Refining results as there is a timing difference between the foreign exchange rates utilized when setting the monthly PGK IPP price and the foreign exchange rate used to convert the subsequent receipt of PGK proceeds to USD to repay our crude cargo borrowings.  The foreign exchange movement also impacts equity as translation gains/losses of our Downstream operations from PGK to USD is included in other comprehensive income as these are self-sustaining operations.  The PGK weakened against the USD during the three months ended March 31, 2009 (from 0.3735 to 0.3400).  However, it then strengthened against the USD during the nine months ended December 31, 2009 (from 0.3400 to 0.3700).

The financial instruments denominated in Papua New Guinea Kina translated to USD as at December 31, 2009 are as follows:

	December 31,	December 31,
	2009	2008
	$	$
Financial Assets
Cash and cash equivalents	19,026,270	28,865,339
Receivables	36,841,246	39,307,624
Other financial assets	6,459,541	3,348,716

Financial liabilities
Payables	19,808,982	17,766,660
Working capital facility	7,832,266	15,405,627

The following table summarizes the sensitivity of financial instruments held at balance sheet date to movement in the exchange rate of the US dollar to the Papua New Guinea Kina, with all other variables held constant.  Certain USD debt and other financial assets and liabilities are not held in the functional currency of the relevant subsidiary.  This results in an accounting exposure to exchange gains and losses as the financial assets and liabilities are translated into the functional currency of the subsidiary that accounts for those assets and liabilities.  These exchange gains and losses are recorded in the consolidated income statement except to the extent that they can be taken to equity under the Company’s accounting policy.  If PGK strengthens against the USD, it will result in a gain, and vice versa.

	Year ended		Year ended
	December 31, 2009		December 31, 2008
	Impact on profit	Impact on equity - excluding profit impact	Impact on profit	Impact on equity - excluding profit impact
	$	$	$	$

Post-tax gain/(loss)
Effect of 5% appreciation of PGK	5,814,938	2,990,708	4,245,399	3,072,446

The changes in AUD to USD exchange rate can affect our Corporate results as the expenses our Corporate office in Australia are incurred in AUD.  The AUD exposures are minimal as funds are transferred to AUD from USD as required. No material balances are held in AUD.  However, we are exposed to the AUD fluctuations due to in country costs being incurred in AUD and our reporting for those costs being in USD.

(ii) Price risk
The Midstream Refining operations of the Company are largely exposed to price fluctuations during the period between the crude purchases and the refined products leaving the refinery when sold to Downstream operations and other distributors.  The Company actively tries to manage the price risk by entering into derivative contracts to buy and sell crude and finished products.

The derivative contracts are entered into by Management based on documented risk management strategies which have been approved by the Risk Management Committee.  All derivative contracts entered into are reviewed by the Risk Management Committee as part of the meetings of the Committee.

Consolidated Financial Statements   INTEROIL CORPORATION    18

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

The following table summarizes the sensitivity of the crude and finished product inventory held at balance date to $10.0 movement in benchmark pricing, with all other variables held constant.

	Year ended		Year ended
	December 31, 2009		December 31, 2008
	Impact on profit	Impact on equity - excluding profit impact	Impact on profit	Impact on equity - excluding profit impact
	$	$	$	$

Post-tax gain/(loss)
$10 increase in benchmark pricing	8,929,143	-	8,144,261	-

(iii) Interest rate risk
Interest rate risk is the risk that the Company’s financial position will be adversely affected by movements in interest rates that will increase the cost of floating rate debt or opportunity losses that may arise on fixed rate borrowings in a falling interest rate environment.

As the Company has no significant interest-bearing assets other than cash and cash equivalents, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest-rate risk arises from borrowings and working capital financing facilities. Borrowings issued at variable rates expose the Company to cash flow interest-rate risk.  Borrowings issued at fixed rates expose the Company to fair value interest-rate risk.  The Company is actively seeking to manage its cash flow interest-rate risks.

The financial instruments exposed to cash flow and fair value interest rate risk are as follows:

	December 31, 2009	December 31, 2008	Cash flow/fair value interest rate risk
	$	$
Financial Assets
Cash and cash equivalents	1,484,987	6,571,375	fair value interest rate risk
Cash and cash equivalents	44,964,832	42,399,197	cash flow interest rate risk
Cash restricted	282,555	290,782	fair value interest rate risk
Cash restricted	29,026,020	25,994,258	cash flow interest rate risk
Financial liabilities
OPIC secured loan	53,500,000	62,500,000	fair value interest rate risk
BNP working capital facility	16,794,153	53,386,775	cash flow interest rate risk
Westpac and BSP working capital facility	7,832,266	15,405,627	cash flow interest rate risk
8% subordinated debentures	-	78,975,000	fair value interest rate risk

The following table summarizes the sensitivity of the cash flow interest-rate risk of financial instruments held at balance date, following a movement to LIBOR, with all other variables held constant.  Increase in LIBOR rates will result in a higher expense for the Company.

	Year ended		Year ended
	December 31, 2009		December 31, 2008
	Impact on profit	Impact on equity - excluding profit impact	Impact on profit	Impact on equity - excluding profit impact
	$	$	$	$

Post-tax loss/(gain)
LIBOR +1%	252,242	-	260,944	-

(iv) Product risk
The composition of the crude feedstock will vary the refinery output of products.  The 2009 annual output achieved includes gasoline and distillates fuels (which includes diesel and jet fuels) 61% (Dec 2008 – 56%), and naphtha and low sulphur waxy residue 33% (Dec 2008 – 40%).  The product yields obtained will vary based on the type of crude feedstock used.

Consolidated Financial Statements   INTEROIL CORPORATION    19

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

Management endeavors to manage the product risk by actively reviewing the market for demand and supply, trying to maximize the production of the higher margin products and also renegotiating the selling prices for the lower margin products.

(b)	Liquidity risk

Liquidity risk is the risk that InterOil will not meet its financial obligations as they fall due. Prudent liquidity risk management therefore implies that, under both normal and stressed conditions, the Company maintains:

�	sufficient cash and marketable securities;
�	access to, or availability of, funding through an adequate amount of committed credit facilities; and
�	the ability to close-out any open market positions.

The Company manages liquidity risk by continuously monitoring forecast and actual cash flows; matching maturity profiles of financial assets and liabilities; and by maintaining flexibility in funding including ensuring that surplus funds are generally only invested in instruments that are tradable in highly liquid markets or that can be relinquished with minimal risk of loss.  Refer to liquidity risk related disclosures in Note 2(b) Going Concern.

Financing arrangements
The Company had the following established undrawn borrowing facilities at the reporting date:

		Undrawn Amount
	Total Facility	2009
	$	$
Facility
OPIC secured loan	53,500,000	-
BNP Paribas working capital facility 1 (note 16)	130,000,000	66,505,847
BNP Paribas working capital facility 2 (note 16)	60,000,000	50,000,000
Westpac working capital facility	29,600,000	21,767,734
BSP working capital facility	18,500,000	18,500,000
	291,600,000	156,773,581

Maturities of financial liabilities
The tables below analyses the Company’s financial liabilities, net and gross settled derivative financial instruments into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 1 year	Between 1 and 5 years	More than 5 years	Total contractual cash flow
Non-derivatives
Accounts payable and accrued liabilities (note 13)	59,372,354	-	-	59,372,354
Working capital facility (note 16)	24,626,419	-	-	24,626,419
Secured loan (note 19)	9,000,000	36,000,000	8,500,000	53,500,000
Total non-derivatives	92,998,773	36,000,000	8,500,000	137,498,773

Derivatives
Commodity derivative contracts (note 7)	-	-	-	-
Total derivatives	-	-	-	-
	92,998,773	36,000,000	8,500,000	137,498,773
The ageing of accounts payables and accrued liabilities are as follows:

		Payable ageing between
Accounts payable and accrued liabilities	Total	<30 days	30-60 days	>60 days
	$	$	$	$
December 31, 2009	59,372,354	57,048,258	838,973	1,485,123
December 31, 2008	78,147,736	76,556,334	1,181,334	410,068

 Consolidated Financial Statements   INTEROIL CORPORATION    20

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

(c)	Credit risk

Credit risk is the risk that a contracting entity will not complete its obligation under a financial instrument that will result in a financial loss to the Company.  The carrying amount of financial assets represents the maximum credit exposure.

The Company’s credit risk is limited to the carrying value of its financial assets.  A significant amount of the Company’s export sales are made to three customers which represented $110,068,833 (Dec 2008 - $156,518,509) or 16% (Dec 2008 – 17%) of total sales in the year ended December 31, 2009.  The Company’s domestic sales for the year ended December 31, 2009 were not dependent on a single customer or geographic region of Papua New Guinea.  The export sales to three customers is not considered a key risk as there is a ready market for InterOil export products and the prices are quoted on active markets.  The Company actively manages credit risk by routinely monitoring the credit ratings of Company’s customers and ageing of trade receivables.  The credit terms provided to customers are revised if any changes are noted to customer ratings or payment cycles.

Credit risk on cash and cash equivalents held directly by the Company are minimized as all cash amounts and certificates of deposit are held with banks which have acceptable credit ratings.

The maximum exposure to credit risk at the reporting date was as follows:

	December 31,	December 31,
	2009	2008
	$	$
Current
Cash and cash equivalents	46,449,819	48,970,572
Cash restricted	22,698,829	25,994,258
Trade receivables	61,194,136	42,887,823
Commodity derivative contracts	-	31,335,050
Non-current
Cash restricted	6,609,746	290,782

The ageing of receivables at the reporting date was as follows (the ageing days relates to balances past due):

		Receivable ageing between
Net trade receivables	Total	Current and	30-60 days	>60 days
	$	<30 days $	$	$
December 31, 2009	61,194,136	54,650,416	1,666,797	4,876,923
December 31, 2008	42,887,823	33,515,675	5,128,127	4,244,022

The impairment of receivables at the reporting date was as follows:

			Overdue	Overdue
Gross trade receivables	Total	Current	(not impaired)	(impaired)
	$	$	$	$
December 31, 2009	64,797,478	49,805,924	11,388,212	3,603,342
December 31, 2008	47,496,119	18,592,467	24,295,356	4,608,296

Impairment is assessed by our Credit department on an individual customer basis, based on customer ratings and payment cycles of the customers.  An impairment provision is taken for all receivables where objective evidence of impairment exists.  The movement in impairment is also influenced by the translation rates used to convert these amounts from local currency to USD.

Consolidated Financial Statements   INTEROIL CORPORATION    21

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

The movement in impaired receivables for the year ended December 31, 2009 was as follows:

	Year ended
	December 31, 2009	December 31, 2008
	$	$

Trade receivables - Impairment provisions
Opening balance	4,608,296	3,176,806
Amounts written off during the year	(1,262,699)	-
Additional provisions net of reversals made	257,744	1,431,490
Closing balance	3,603,342	4,608,296

(d)	Geographic risk

The operations of InterOil are concentrated in Papua New Guinea.

(e)	Financing facilities

As at December 31, 2009, the Company had drawn down against the following financing facilities:

a.	BNP working capital facility (refer note 16)
b.	Westpac and BSP working capital facility (refer note 16)
c.	OPIC secured loan facility (refer note 19)

Repayment obligations in respect of the amount of the facilities utilized are as follows:

	December 31,	December 31,
	2009	2008
	$	$
Due:
No later than one year	33,626,419	77,792,402
Later than one year but not later than two years	9,000,000	9,000,000
Later than two years but not later than three years	9,000,000	9,000,000
Later than three years but not later than four years	9,000,000	9,000,000
Later than four years but not later than five years	9,000,000	87,975,000
Later than five years	8,500,000	17,500,000
	78,126,419	210,267,402

(f)	Effective interest rates and maturity profile

	Floating	Fixed interest maturing between								Effective
	interest	1 year					more than	Non-interest		interest
December 31, 2009	rate	or less	1-2	2-3	3-4	4-5	5 years	bearing	Total	rate
	$'000	$'000	$000	$'000	$'000	$'000	$'000	$'000	$'000%

Financial assets
Cash and cash equivalents	44,964,832	1,484,987	-	-	-	-	-	-	46,449,819	0.57%
Cash restricted	29,026,020	282,555	-	-	-	-	-	-	29,308,575	2.40%
Receivables	-	-	-	-	-	-	-	61,194,136	61,194,136	-
Other financial assets	-	-	-	-	-	-	-	6,964,950	6,964,950	-
	73,990,851	1,767,543	-	-	-	-	-	68,159,086	143,917,480
Financial liabilities
Payables	-	-	-	-	-	-	-	59,372,354	59,372,354	-
Interest bearing liabilities	24,626,419	9,000,000	9,000,000	9,000,000	9,000,000	9,000,000	8,500,000	-	78,126,419	6.89%
	24,626,419	9,000,000	9,000,000	9,000,000	9,000,000	9,000,000	8,500,000	59,372,354	137,498,773

Consolidated Financial Statements   INTEROIL CORPORATION    22

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

	Floating	Fixed interest maturing between								Effective
	interest	1 year					more than	Non-interest		interest
December 31, 2008	rate	or less	1-2	2-3	3-4	4-5	5 years	bearing	Total	rate
	$'000	$'000	$000	$'000	$'000	$'000	$'000	$'000	$'000%

Financial assets
Cash and cash equivalents	42,108,415	6,862,157	-	-	-	-	-	-	48,970,572	3.21%
Cash restricted	26,285,040	-	-	-	-	-	-	-	26,285,040	4.15%
Receivables	-	-	-	-	-	-	-	42,887,823	42,887,823	-
Other financial assets	-	-	-	-	-	-	-	35,824,624	35,824,624	-
	68,393,455	6,862,157	-	-	-	-	-	78,712,447	153,968,059
Financial liabilities
Payables	-	-	-	-	-	-	-	78,147,736	78,147,736	-
Interest bearing liabilities	68,792,402	9,000,000	9,000,000	9,000,000	9,000,000	9,000,000	17,500,000	-	131,292,402	6.30%
Debentures liability	-	-	-	-	-	78,975,000	-	-	78,975,000	13.50%
	68,792,402	9,000,000	9,000,000	9,000,000	9,000,000	87,975,000	17,500,000	78,147,736	288,415,138

(g)	Fair values

	December 31, 2009		December 31, 2008		Fair value
	Carrying amount	Fair value	Carrying amount	Fair value	hierarchy level	Method of
	$	$	$	$	(as required) *	valuation
Financial instruments
Loans and receivables
Receivables	61,194,136	61,194,136	42,887,823	42,887,823		Amortized Cost
Held for trading
Commodity derivative contracts (note 7)	-	-	31,335,050	31,335,050	Level 2	Fair Value - See (1) below

Financial assets
Cash and cash equivalents	46,449,819	46,449,819	48,970,572	48,970,572		Cost
Cash restricted	29,308,575	29,308,575	26,285,040	26,285,040		Cost

Financial liabilities at amortized cost
Current liabilities:
Accounts payable and accrued liabilities (note 13)	59,372,354	59,372,354	78,147,736	78,147,736		Cost
Working capital facility (note 16)	24,626,419	24,626,419	68,792,402	68,792,402		Cost
Current portion of secured loan (note 19)	9,000,000	9,255,632	9,000,000	9,012,228		Amortized cost See (2) below
Non-current liabilities
Secured loan (note 19)	43,589,278	47,696,040	52,365,333	58,753,276		Amortized cost See (2) below
8% Subordinated debenture liability (note 24)	-	-	65,040,067	65,040,067		Amortized Cost
* Where fair value of financial assets or liabilities is approximated by its carrying value, designation under the fair value hierarchy is not required.

The net fair value of cash and cash equivalents and non-interest bearing financial assets and financial liabilities of the Company approximates their carrying amounts.

The carrying values (less impairment provision if provided) of trade receivables and payables are assumed to approximate their fair values due to their short-term nature. The carrying value of financial liabilities approximates their fair values which, for disclosure purposes, are estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company for similar financial instruments.

Commodity derivative contracts’ is the only item from the above table that is measured at fair value on a recurring basis.  All the remaining financial assets and financial liabilities are measured at a fair value on a non-recurring basis and are maintained at historical amortized cost.

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.  The Company has classified the fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy shall have the following levels:

Consolidated Financial Statements   INTEROIL CORPORATION    23

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(1) Derivative contracts classified as being at fair value through profit and loss are fair valued by comparing the contracted rate to the current market rate for a contract with the same remaining period to maturity.  The fair value of the Company’s commodity derivative contracts are based on price indications provided to us by an external brokerage who enter into derivative transactions with counter parties on our behalf.  There were no commodity derivative contracts on which final pricing were to be determined in future periods as at December 31, 2009.

(2) The fair value of the secured loan is based on discounted cash flow analysis using a current market interest rate applicable for the loan arrangement, being the current interest rate on a U.S. treasury note with the same approximate maturity profile plus the OPIC spread (3%).

(h)	Capital management

The Finance department of the Company is responsible for capital management.  This involves the use of corporate forecasting models which facilitates analysis of the Company’s financial position including cash flow forecasts to determine the future capital management requirements.  Capital management is undertaken to ensure a secure, cost-effective and flexible supply of funds is available to meet the Company’s operating and capital expenditure requirements.

The Company is actively managing the gearing levels and raising equity/debt as required for optimizing shareholder returns.  The Company is managing its gearing levels by maintaining the debt-to-capital ratio (long term debt/(shareholders’ equity + long term debt)) at 50% or less, and has made considerable progress in achieving this as at December 31, 2009.  The gearing levels were reduced to 11% in December 2009 from 36% in December 2008.

The optimum gearing levels for the Company are set by Management based on the stage of development of the Company, future needs for development and capital market conditions, and will be reassessed as situations change.

This reduction in gearing levels as at December 31, 2009 as compared to December 31, 2008 was mainly due to the conversion of all outstanding $95.0 million 8% convertible subordinated debentures issued in May 2008, and the completion of the $70.4 million registered direct stock offering completed in June 2009.

On May 13, 2008, the Company completed the issue of $95.0 million unsecured 8% subordinated convertible debentures with a maturity of five years.  During the period from July 2008 to June 2009 all outstanding debentures were converted into common shares.  On June 8, 2009 the Company completed a registered direct offering of 2,013,815 shares of its common stock to a number of institutional investors at a purchase price of $34.98 per share amounting to $70.4 million.

We will evaluate further opportunities of raising capital in the future for our capital expenditure requirements.  In order to achieve this objective, the Company has filed an omnibus shelf prospectus for a total of $200.0 million securities issue with the Ontario Securities Commission on August 7, 2008 and a corresponding registration statement on Form F-10/A with the United States Securities and Exchange Commission (the "SEC") pursuant to the multi-jurisdictional disclosure system.  These filings will enable the Company to add financial flexibility in the future and issue, from time to time, up to a further $129.6 million of its debt securities, common shares, preferred shares and/or warrants ("Securities") in one or more offerings.

Consolidated Financial Statements   INTEROIL CORPORATION    24

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

4.	Segmented financial information

As stated in note 1, management has identified four major business segments - Upstream, Midstream, Downstream and Corporate.  The Corporate segment includes assets and liabilities that do not specifically relate to the other business segments.  Results in this segment primarily includes management, financing costs and interest income. Consolidation adjustments relating to total assets relates to the elimination of intercompany loans and investments in subsidiaries.

Notes to and forming part of the segment information

Segment information is prepared in conformity with the accounting policies of the entity as disclosed in note 2.  Segment revenues, expenses and total assets are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis.  Upstream, Midstream and Downstream include costs allocated from the Corporate activities based on a fee for services provided.  The eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices and to unrealized intersegment profits in inventories.

Year ended December 31, 2009	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	299,672,617	-	388,806,348	-	-	688,478,965
Intersegment revenues	-	274,735,845	-	184,799	21,194,362	(296,115,006)	-
Interest revenue	15,862	175,377	7,741	118,119	15,825,196	(15,791,666)	350,629
Other revenue	3,293,325	18,618	-	916,472	-	-	4,228,415
Total segment revenue	3,309,187	574,602,457	7,741	390,025,738	37,019,558	(311,906,672)	693,058,009

Cost of sales and operating expenses	-	516,349,148	-	359,622,975	-	(273,988,691)	601,983,432
Administrative, professional and general expenses	7,111,918	9,900,754	7,107,900	12,910,852	29,241,213	(21,379,162)	44,893,475
Derivative gain	-	(1,008,585)	-	-	-	-	(1,008,585)
Foreign exchange loss/(gain)	1,304,072	3,789,685	(41,053)	(831,891)	(915,430)	-	3,305,383
Gain on sale of exploration assets	(7,364,468)	-	-	-	-	-	(7,364,468)
Loss on extinguishment of IPI liability	31,710,027	-	-	-	-	-	31,710,027
Exploration costs, excluding exploration impairment	208,694	-	-	-	-	-	208,694
Depreciation and amortisation	538,551	10,931,886	56,996	2,649,715	274,596	(129,969)	14,321,775
Interest expense	9,334,719	7,149,584	1,218,258	4,130,250	3,952,132	(15,791,666)	9,993,277
Total segment expenses	42,843,513	547,112,472	8,342,101	378,481,901	32,552,511	(311,289,488)	698,043,010
Income/(loss) before income taxes and non-controlling interest	(39,534,326)	27,489,985	(8,334,360)	11,543,837	4,467,047	(617,184)	(4,985,001)
Income tax benefit/(expense)	-	14,316,055	(54,670)	(3,026,953)	(158,443)	-	11,075,989
Non controlling interest	-	-	-	-	-	(8,361)	(8,361)
Total net income/(loss)	(39,534,326)	41,806,040	(8,389,030)	8,516,884	4,308,604	(625,545)	6,082,627

Total assets	202,296,520	286,827,021	10,647,678	110,986,705	603,881,348	(582,885,540)	631,753,732

 Consolidated Financial Statements   INTEROIL CORPORATION    25

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

4.	Segmented financial information (cont’d)

Year ended December 31, 2008	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	358,895,683	-	556,683,026	-	-	915,578,709
Intersegment revenues	-	427,218,086	-	185,474	24,567,895	(451,971,455)	-
Interest revenue	190,195	78,023	90,757	17,566	10,302,959	(9,747,715)	931,785
Other revenue	2,507,499	11,623	-	697,323	-	-	3,216,445
Total segment revenue	2,697,694	786,203,415	90,757	557,583,389	34,870,854	(461,719,170)	919,726,939

Cost of sales and operating expenses	-	779,831,893	-	536,919,622	-	(428,128,406)	888,623,109
Administrative, professional and general expenses	5,919,528	10,080,835	7,022,363	14,669,401	33,752,746	(24,753,366)	46,691,507
Derivative (gain)/loss	-	(24,038,550)	-	-	-	-	(24,038,550)
Foreign exchange (gain)/loss	132,874	(5,263,901)	559,793	206,614	486,470	-	(3,878,150)
Gain on sale of exploration assets	(11,235,084)	-	-	-	-	-	(11,235,084)
Exploration costs, excluding exploration impairment	995,532	-	-	-	-	-	995,532
Exploration impairment	107,788	-	-	-	-	-	107,788
Depreciation and amortisation	597,343	10,969,099	69,142	2,570,503	66,427	(129,968)	14,142,546
Interest expense	4,027,223	9,908,268	240,782	4,838,094	10,765,759	(9,747,715)	20,032,411
Total segment expenses	545,204	781,487,644	7,892,080	559,204,234	45,071,402	(462,759,455)	931,441,109
Income/(loss) before income taxes and non-controlling interest	2,152,490	4,715,771	(7,801,323)	(1,620,845)	(10,200,548)	1,040,285	(11,714,170)
Income tax expense	-	-	(110,037)	414,193	(386,120)	-	(81,964)
Non controlling interest	-	-	-	-	-	(943)	(943)
Total net income/(loss)	2,152,490	4,715,771	(7,911,360)	(1,206,652)	(10,586,668)	1,039,342	(11,797,077)

Total assets	134,485,386	326,007,879	7,269,000	100,452,756	442,464,921	(418,836,972)	591,842,970

Year ended December 31, 2007	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	233,868,997	-	391,657,071	-	-	625,526,068
Intersegment revenues	-	289,947,580	-	81,062	9,482,002	(299,510,644)	-
Interest revenue	407,348	69,721	41,215	13,679	15,093,044	(13,444,722)	2,180,285
Other revenue	2,139,336	-	-	527,554	-	-	2,666,890
Total segment revenue	2,546,684	523,886,298	41,215	392,279,366	24,575,046	(312,955,366)	630,373,243

Cost of sales and operating expenses	-	495,058,782	-	368,803,507	-	(290,252,848)	573,609,441
Administrative, professional and general expenses	5,020,371	9,077,365	5,688,932	10,774,921	20,276,009	(9,563,067)	41,274,531
Derivative (gain)/loss	-	7,271,693	-	-	-	-	7,271,693
Foreign exchange (gain)/loss	622,821	(5,889,324)	19,954	(15,379)	183,591	-	(5,078,337)
Gain on LNG shareholder agreement	-	-	-	-	(6,553,080)	-	(6,553,080)
Exploration costs, excluding exploration impairment	13,305,437	-	-	-	-	-	13,305,437
Exploration impairment	1,242,606	-	-	-	-	-	1,242,606
Depreciation and amortisation	482,448	10,404,953	15,431	2,204,782	48,037	(131,393)	13,024,258
Interest expense	1,033,661	16,798,634	105,304	4,437,994	11,074,173	(13,444,723)	20,005,043
Total segment expenses	21,707,344	532,722,103	5,829,621	386,205,825	25,028,730	(313,392,031)	658,101,592
(Loss)/income before income taxes and non-controlling interest	(19,160,660)	(8,835,805)	(5,788,406)	6,073,541	(453,684)	436,665	(27,728,349)
Income tax expense	-	-	(12,665)	(1,365,674)	171,447	-	(1,206,892)
Non controlling interest	-	20,899	-	-	-	1,434	22,333
Total net income/(loss)	(19,160,660)	(8,814,906)	(5,801,071)	4,707,867	(282,237)	438,099	(28,912,908)

Total assets	100,054,671	318,454,252	6,595,722	133,598,054	494,852,295	(515,739,993)	537,815,001

Consolidated Financial Statements   INTEROIL CORPORATION    26

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

5.	Cash and cash equivalents

The components of cash and cash equivalents are as follows:

	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$
Cash on deposit	46,449,819	46,761,362	43,861,762
Bank term deposits
- Papua New Guinea kina deposits	-	2,209,210	-
	46,449,819	48,970,572	43,861,762

In 2009, cash and cash equivalents earned an average interest rate of 0.57% per annum (2008 – 3.21%, 2007 – 4.76%).

6.	Supplemental cash flow information

	Year ended
	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$
Cash paid during the year
Interest	5,192,882	10,705,499	16,934,058
Income taxes	1,889,441	6,738,175	2,344,282
Interest received	349,082	926,878	2,176,678
Non-cash investing activities:
Fair value adjustment on IPL PNG Ltd. Acquisition	-	-	(367,955)
Decrease in plant and equipment as a result of impairment	-	-	960,000
Reduction to plant and equipment due to negative goodwill on Enron buy-back	-	-	4,841,776
(Decrease)/increase in deferred gain on contributions to LNG project	(4,420,838)	8,400,573	9,096,537
Increase in goodwill on acquisition of additional LNG interest	864,377	-	-
Increase in share capital from:
buyback of Merrill Lynch interest in LNG Project	11,250,000	-	-
buyback of minority interest	-	-	496,500
Non-cash financing activities:
Decrease in deferred liquefaction project liability	-	-	(6,553,080)
Increase in share capital from:
the exercise of share options	2,185,642	456,867	102,840
the exercise of warrants	1,899,476	-	18,818
buyback of IPI #3 investor rights	62,980,161	-	-
conversion of debentures into share capital	77,089,723	15,118,483	-
conversion of preference shares into share capital	-	14,640,000	-
conversion of indirect participation interest into share capital	-	15,776,270	934,890
conversion of debt into share capital	-	60,000,000	-
placement fee obligation on conversion of debt	-	1,800,000	-
preference share interest obligation settled in shares	-	372,950	-
placement fee obligation on debentures issued	-	5,700,000	-
debentures interest obligation settled in shares	2,352,084	2,620,628	-

7.	Financial instruments

Cash and cash equivalents

With the exception of cash and cash equivalents and restricted cash, all financial assets are non-interest bearing.  In 2009, the Company earned nil interest (2008 – 1.9%, 2007 – 5.0%) on the cash on deposit which related to the working capital facility.  However, the cash deposit relating to the BNP working capital facility reduced the interest costs relating to the facility usage in 2009 by 3.07% (2008 – 4.15%, 2007 – 3.10%).

Consolidated Financial Statements   INTEROIL CORPORATION    27

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

7.	Financial instruments (cont’d)

Cash restricted, which mainly relates to the working capital facility, is comprised of the following:

	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$
Cash deposit on working capital facility (0.0%)	22,698,829	25,994,258	20,240,553
Debt reserve for secured loan	-	-	1,761,749
Cash restricted - Current	22,698,829	25,994,258	22,002,302

Bank term deposits on Petroleum Prospecting Licenses (2.2%)	124,858	124,097	116,090
Cash deposit on office premises (3.0%)	157,698	166,685	265,968
Cash deposit on secured loan (0.0%)	6,327,190	-	-
Cash restricted - Non-current	6,609,746	290,782	382,058
	29,308,575	26,285,040	22,384,360

Cash held as deposit on the BNP working capital facility supports the Company’s working capital facility with BNP Paribas.  The balance is based on 20% of the outstanding balance of the BNP working capital facility 1 (refer note 16) plus any amounts that are fully cash secured.  The cash deposit on this facility did not receive interest during the year as these deposit amounts reduced the interest being charged by BNP on the facility utilization.

The cash held as deposit on secured loan is used to support the Company’s secured loan borrowings with the Overseas Private Investment Corporation (“OPIC”) and relates to one half yearly installment of $4.5 million and the related interest that will be payable with the next installment.  The waiver on this deposit requirement expired in June 2009 with the completion of the capital raising of $70.4 million.

Debt reserve for secured loan in 2007 was maintained in accordance to the terms of the Merrill Lynch bridging facility.  This facility was fully repaid in May 2008 removing the requirement to maintain any funds in the debt reserve account.

Bank term deposits on Petroleum Prospecting Licenses are unavailable for use while Petroleum Prospecting Licenses 236, 237 and 238 are being utilized by the Company.

Commodity derivative contracts

InterOil uses derivative commodity instruments to manage its exposure to price volatility on a portion of its refined product and crude inventories.

At December 31, 2009, InterOil had a net receivable of $nil (2008 – $31,335,050, 2007 – payable of $1,960,300) relating to commodity hedge contracts.  Of this total, a receivable of $nil (2008 - $16,261,000, 2007 - $nil) relates to hedge accounted contracts as at December 31, 2009 and a receivable of $nil (2008 – $15,074,050, 2007 – payable of $1,960,300) relates to outstanding derivative contracts for which hedge accounting was not applied or had been discontinued.  The gain on hedges for which final pricing will be determined in future periods was $nil (2008 - $18,012,500, 2007 - $nil) and has been included in comprehensive income.

a. Hedge accounted contracts:

There were no outstanding hedge accounted contracts on which final pricing were to be determined in future periods as at December 31, 2009.

Consolidated Financial Statements   INTEROIL CORPORATION    28

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

7.	Financial instruments (cont’d)

The following summarizes the effective hedge contracts by derivative type on which final pricing was determined in future periods as at December 31, 2008:

		Notional			Fair Value
		Volumes			December 31, 2008
Derivative	Type	(bbls)	Expiry	Derivative type	$

Crude Swap	Buy Brent	300,000	Q1 2009	Cash flow hedge - Manages the crack spread	(25,493,100)
Crude Swap	Buy Brent	300,000	Q2 2009	Cash flow hedge - Manages the crack spread	(19,529,200)
Crude Swap	Buy Brent	300,000	Q3 2009	Cash flow hedge - Manages the crack spread	(18,441,700)
Crude Swap	Buy Brent	300,000	Q4 2009	Cash flow hedge - Manages the crack spread	(17,682,200)
Gasoil Swap	Sell Gasoil	300,000	Q1 2009	Cash flow hedge - Manages the crack spread	29,068,800
Gasoil Swap	Sell Gasoil	300,000	Q2 2009	Cash flow hedge - Manages the crack spread	23,425,400
Gasoil Swap	Sell Gasoil	300,000	Q3 2009	Cash flow hedge - Manages the crack spread	22,461,200
Gasoil Swap	Sell Gasoil	300,000	Q4 2009	Cash flow hedge - Manages the crack spread	21,672,800
					15,482,000
Add: Priced out but unsettled hedge accounted contracts as at December 31, 2008					779,000
					16,261,000

There were no outstanding hedge accounted contracts on which final pricing were to be determined in future periods as at December 31, 2007.

A profit of $17,180,700 was recognized from effective portion of priced out hedge accounted contracts for the year ended December 31, 2009 (Dec 2008 – $3,745,500, Dec 2007 – loss of $2,527,648).

b. Non-hedge accounted derivative contracts:

As at December 31, 2009, there were no outstanding non-hedge accounted derivative contracts.

As at December 31, 2008 the Company had the following open non-hedge accounted derivative contracts outstanding:

		Notional			Fair Value
		Volumes			December 31, 2008
Derivative	Type	(bbls)	Expiry	Derivative type	$

Brent Swap	Sell Brent	195,000	Q1 2009	Cash flow hedge - Manages the export price risk of LSWR	3,965,000
Brent Swap	Buy Brent	130,000	Q1 2009	Cash flow hedge - Manages the export price risk of LSWR	(1,129,750)
Brent Swap	Sell Brent	165,000	Q2 2009	Cash flow hedge - Manages the export price risk of LSWR	(413,200)
					2,422,050
Add: Priced out non-hedge accounted contracts as at December 31, 2008					12,652,000
					15,074,050

As at December 31, 2007 the Company had the following open non-hedge accounted derivative contracts outstanding:

Derivative	Type	Notional volumes (bbls)
Brent contracts to manage export price risk	Sell Brent	130,000
Naphtha swap	Sell Naphtha	150,000

Any gains/losses on these contracts are disclosed separately in the statement of operations for the period.

A profit of $658,785 was recognized on the non-hedge accounted derivative contracts for the year ended December 31, 2009 (Dec 2008 – $25,669,050, Dec 2007 – loss of $7,271,693).

Consolidated Financial Statements INTEROIL CORPORATION  29

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

8.	Trade receivables

InterOil has a discounting facility with BNP Paribas on specific monetary receivables under which the Company is able to sell, on a revolving basis, receivables up to $60,000,000 (refer to note 16).  As at December 31, 2009, $nil (Dec 2008 - $3,141,238, Dec 2007 - $nil) in outstanding trade receivables had been sold with recourse under the facility.  As the sale is with recourse, the discounted receivables, if any, are retained on the balance sheet and included in the accounts receivable and the sale proceeds are recognized in the working capital facility.  The Company has retained the responsibility for administering and collecting accounts receivable sold.  The discounted receivables are usually settled within a month of their discounting and there have not been any collection issues relating to these discounted receivables.

At December 31, 2009, $17,351,783 (Dec 2008 - $10,300,542, Dec 2007 - $38,033,715) of the trade receivables secures the BNP Paribas working capital facility disclosed in note 16.  This balance includes $12,715,464 (Dec 2008 - $6,912,883, Dec 2007 - $33,703,069) of intercompany receivables which were eliminated on consolidation.

9.	Inventories

	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$
Midstream - Refining (crude oil feedstock)	5,006,608	25,556,463	3,587,786
Midstream - Refining (refined petroleum product)	32,983,010	30,167,417	43,173,806
Midstream - Refining (parts inventory)	559,667	288,643	201,526
Downstream (refined petroleum product)	31,577,764	27,024,803	35,626,124
	70,127,049	83,037,326	82,589,242

At December 31, 2009 and December 31, 2008, inventory had been written down to its net realizable value.  The write down of $140,278 at December 31, 2009 relating to crude oil feedstock and $8,529,016 at December 31, 2008 relating to refined petroleum products is included in ‘Cost of sales and operating expenses’ within the ‘Consolidated Statement of Operations’.  No write down was necessary at December 31, 2007.

At December 31, 2009, $38,549,285 (Dec 2008 - $56,012,523, Dec 2007 - $46,963,118) of the Midstream Refining inventory balance secures the BNP Paribas working capital facility disclosed in note 16.

Inventories recognized as expense during the year ended December 31, 2009 amounted to $616,305,207 (2008 - $902,765,655, 2007 - $586,633,699).

10.	Plant and equipment

The majority of the Company’s plant and equipment is located in Papua New Guinea, except for items in the corporate segment with a net book value of $143,947 (2008 - $343,069, 2007 - $313,946) which are located in Australia and Singapore.  Amounts in deferred project costs and work in progress are not being amortized.

Consolidation entries relates to Midstream Refining assets which were created when the gross margin on Midstream Refining sales to the Downstream segment were eliminated in the development stage of the refinery.

December 31, 2009	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate & Consolidated	Totals

Plant and equipment	47,315	248,863,701	97,572	47,647,154	561,038	297,216,780
Deferred project costs and work in progress	-	926,089	2,252,060	5,308,056	2,381,493	10,867,698
Consolidation entries	-	-	-	-	(2,599,361)	(2,599,361)
Accumulated depreciation and amortisation	(47,037)	(54,715,462)	(36,164)	(29,222,654)	(417,091)	(84,438,408)

Net book value	278	195,074,328	2,313,468	23,732,556	(73,921)	221,046,709

Capital expenditure for year ended December 31, 2009	-	2,242,017	-	6,919,197	2,456,903	11,618,117

Consolidated Financial Statements INTEROIL CORPORATION  30

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

10.	Plant and equipment (cont’d)

December 31, 2008	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate & Consolidated	Totals

Plant and equipment	47,315	247,520,562	219,315	46,299,775	485,628	294,572,595
Deferred project costs and work in progress	-	27,211	2,134,858	1,979,253	-	4,141,322
Consolidation entries	-	-	-	-	(2,729,327)	(2,729,327)
Accumulated depreciation and amortisation	(43,568)	(43,768,810)	(80,554)	(28,363,540)	(142,559)	(72,399,031)

Net book value	3,747	203,778,963	2,273,619	19,915,488	(2,386,258)	223,585,559

Capital expenditure for year ended December 31, 2008	-	529,033	92,494	4,108,630	95,493	4,825,651

December 31, 2007	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate & Consolidated	Totals

Plant and equipment	1,247,201	246,561,648	140,051	42,709,718	390,135	291,048,753
Deferred project costs and work in progress	-	457,092	2,622,735	3,405,625	-	6,485,452
Consolidation entries	-	-	-	-	(2,859,295)	(2,859,295)
Accumulated depreciation and amortisation	(1,193,374)	(32,799,711)	(15,431)	(27,737,982)	(76,190)	(61,822,688)

Net book value	53,827	214,219,029	2,747,355	18,377,361	(2,545,350)	232,852,222

Capital expenditure for year ended December 31, 2007	-	777,962	2,777,112	5,200,427	243,338	8,998,839

During the year ended December 31, 2009, InterOil recognized a gain of $nil on the disposal of assets (2008 – gain of $285,206, 2007 – loss of $269,320).

During the year 2007, there was a reduction to plant and equipment in Midstream – Refining of $4,841,776 due to negative goodwill on buyback of non controlling interest (refer note 21).

During the year 2007, InterOil booked an impairment loss of $960,000 on a barge owned by the Company.  The sale of the barge was completed in the first quarter of 2008.  This impairment loss is included in office and administrative expenses in the statement of operations.

11.	Oil and gas properties

Costs of oil and gas properties which are not subject to depletion are as follows:

	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$
Drilling equipment	17,344,759	13,857,772	14,664,179
Drilling consumables and spares	11,467,237	10,113,808	7,661,992
Petroleum Prospecting License drilling programs (Unproved)	143,671,566	104,042,379	62,538,956
Gross Capitalized Costs	172,483,562	128,013,959	84,865,127
Accumulated depletion and amortization
Unproved oil and gas properties	-	-	-
Proved oil and gas properties	-	-	-
Net Capitalized Costs	172,483,562	128,013,959	84,865,127

Consolidated Financial Statements INTEROIL CORPORATION  31

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

11.	Oil and gas properties (cont’d)

The following table discloses a breakdown of the exploration costs incurred for the periods ended:

	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$
Property Acquisition Costs
Unproved	-	-	-
Proved	-	-	-
Total acquisition costs	-	-	-
Exploration Costs	(85,793)	9,622,780	327,154
Development Costs	99,678,973	52,491,537	54,178,386
Add: Amounts capitalized in relation to the appraisal program cash calls on IPI interest buyback transactions	8,013,434	-	-
Less: Conveyance accounting offset against properties	(31,837,809)	(5,798,347)	-
Less: Costs allocated against cash calls	(31,299,202)	(13,167,138)	(17,164,760)
Less: Insurance premium proceeds	-	-	(7,000,000)
Total Costs capitalized	44,469,603	43,148,832	30,340,780
Charged to expense
Dry hole expense	-	107,788	1,242,606
Geophysical and other costs	208,694	995,532	13,305,437
Total charged to expense	208,694	1,103,320	14,548,043
Property Additions	44,678,297	44,252,152	44,888,823
The following table discloses a breakdown of the gain realized on sale of oil and gas properties for the periods ended:
	Year ended
	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$

Gain on sale of oil and gas properties
Sale of PRL 4 interest (43.13% of the property)	-	1,500,000	-
Sale of PRL 5 interest (28.576% of the property)	-	5,000,000	-
Conveyance accounting of IPI Agreement (note 20)	7,364,468	4,735,084	-
	7,364,468	11,235,084	-

During the prior year ended December 31, 2008, the Company divested fully its interests in Petroleum Retention Licenses 4 and 5 in Papua New Guinea.  As these properties did not have any cost base associated with them in the balance sheet, the entire sale proceeds was treated as a gain on sale of these properties.

Since the date of the IPI Agreement in February 2005 up to the quarter ended December 31, 2009, certain IPI investors’ with a combined 12.635% interest out of the remaining 16.589% IPI interest in the eight well drilling program have waived their right to convert their IPI percentage into 1,684,667 common shares.  These waivers or forfeitures of the conversion option have triggered conveyance under the IPI Agreement for their respective share of interest.  An amount of $7,364,468 (Dec 2008 - $4,735,084, Dec 2007 - $nil) for the year was recognized as a gain on conveyance following the guidance in ASC 932-360 paragraphs 55-8 and 55-9.  As at December 31, 2009, IPI investors with a combined 3.9536% interest out of the initial 25% still have the conversion rights outstanding.

Refer to Note 13 below for details of Petromin’s participation in the Elk and Antelope fields, and the treatment of the $10,435,000 advance received from them in relation to this participation agreement.

Pacific LNG Operations Limited (“Pacific LNG”) participation in Elk and Antelope fields
During September 2009, InterOil sold a 2.5% direct working interest in the Elk and Antelope fields to Pacific LNG in furtherance of the option granted to it on May 24, 2007.  The 2.5% direct interest these fields were sold in exchange for a net $25,000,000 (of which $15,000,000 had been received up to December 31, 2009) plus payment of historical costs incurred in exploring these fields.  In addition to these amounts, Pacific LNG also transferred to the Company 2.5% of their economic interest in the Joint Venture Company.  The total consideration received for this transaction was valued at $29,019,716, consisting of $25,000,000 cash consideration, $864,377 being the fair value of 2.5% of Pacific LNG’s economic interest in PNG LNG Inc., and $3,155,339 representing 2.5% of all appraisal costs incurred in the Elk and Antelope fields to be reimbursed.  The Company has applied the guidance in 932-360 paragraph 55-8 in relation to the sale of these unproved properties.  Based on the guidance, the sale proceeds were fully applied against the cost base of the Elk and Antelope fields as recovery of cost.

Consolidated Financial Statements INTEROIL CORPORATION  32

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

12.	Income taxes

The combined income tax expense in the consolidated statements of operations reflects an effective tax rate which differs from the expected statutory rate (combined federal and provincial rates).  Differences for the years ended were accounted for as follows:

	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$
Loss before income taxes and non controlling interest	(4,985,001)	(11,714,170)	(27,728,349)
Statutory income tax rate	34.00%	34.50%	35.10%
Computed tax (benefit)	(1,694,900)	(4,041,389)	(9,732,650)

Effect on income tax of:
Income/(losses) in foreign jurisdictions not assessable/(deductible)	440,552	(61,702)	(2,481,828)
Non-deductible stock compensation expense	521,091	720,825	2,128,100
Non-deductible pre-LNG Project Agreement costs	1,471,176	2,584,562	3,306,847
Non-deductible premium paid on buyback of IPI interest	10,781,409	-	-
Non-taxable gain on sale of exploration assets	(2,503,919)	(3,876,104)	-
Unrealized foreign exchange gains/(losses)	2,366,045	(14,059,228)	2,069,183
Tax rate differential in foreign jurisdictions	(2,072,630)	(134,619)	720,014
Over provision for income tax in prior years	(88,681)	148,823	(218,403)
Midstream - Refining tax exempt income as per Refinery Project Agreement	(13,406,325)	-	-
Tax losses for which no future tax benefit has been brought to account	2,857,963	19,569,753	5,012,598
Temporary differences for which no future tax benefit has been brought to account	7,160,543	(1,639,042)	192,826
Temporary differences brought to account on acquisition of subsidiary	-	-	546,026
Movement in temporary differences in relation to inventory revaluations	(1,385,779)	1,385,779	-
Initial recognition of future tax assets/liabilities based on recoverability assessment	(15,138,174)	-	-
Other - net	(384,360)	(515,694)	(335,821)
	(11,075,989)	81,964	1,206,892

The future income tax asset comprised the tax effect of the following:

	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$
Future tax assets
Temporary differences
Plant and equipment	(7,870,673)	(7,051,509)	(8,338,671)
Exploration expenditure	39,459,350	26,901,138	32,563,507
Unrealised foreign exchange losses / (gains)	3,162,307	(17,177,649)	19,742,048
Other - net	2,789,832	1,820,931	1,549,740
	37,540,816	4,492,911	45,516,624
Losses carried forward	34,975,557	28,679,655	39,274,207
	72,516,373	33,172,566	84,790,831
Less valuation allowance	(55,603,404)	(30,102,384)	(81,923,519)
	16,912,969	3,070,182	2,867,312

The future tax assets recorded in the consolidated balance sheet mainly relate to Midstream – Refining and Downstream assets in Papua New Guinea. The amounts are noncurrent as at December 31, 2009.  The valuation allowance for deferred tax assets increased by $25,501,020 (2008 – decreased by $51,821,135, 2007 – increased by $10,569,456) in the year ended December 31, 2009.

The increase in valuation allowance during the year was mainly due to the exchange rate movements between the reporting currency, being USD, and the local jurisdiction currencies of Canadian Dollars (CAD) and PGK, decreasing the deferred tax liabilities in relation to unrealized foreign exchange local currency gains.  The increase in investments into certain subsidiaries also moved certain unrealized foreign exchange gains into permanent differences resulting in derecognition of their related deferred tax liabilities.

Consolidated Financial Statements INTEROIL CORPORATION  33

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

12.	Income taxes (cont’d)

During 2008, the parent entity in Canada elected to lodge USD tax returns in Canada which will enable that entity to prepare its tax returns in Canada in USD effective January 1, 2008.  At the time of filing the consolidated financial statements for the year ended December 31, 2008, the legislation allowing this election was not yet fully enacted and the Canadian entity’s tax calculation for the year ended December 31, 2008 was required to be prepared using the Canadian Dollars.  The legislation allowing the election was fully enacted in 2009, resulting in the adjustment to the deferred tax assets and valuation allowance of $25,676,554.  No deferred tax assets have been recognized for the Canadian entity as currently these assets does not satisfy the recognition criteria.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.  Management considers the actual levels of past taxable income, scheduled reversal of deferred tax liabilities, projected future taxable income, projected tax rates and tax planning strategies in making this assessment.

The Refinery Project Agreement gives “pioneer” status to InterOil Limited (”IOL”).  This status gives IOL a tax holiday beginning upon the date of the commencement of commercial production, January 1, 2005 and ending December 31, 2010.  In relation to the refinery, tax losses incurred prior to January 1, 2005 will be frozen during the tax holiday and will become available for use after the tax holiday ceases on December 31, 2010.  Tax losses incurred during the tax holiday will also be available for use after December 31, 2010.  Tax losses carried forward to offset against future earnings total K214,237,113 (US $79,267,732) at December 31, 2009.  All losses incurred by InterOil Limited have a twenty year carry forward period.

13.	Accounts payable and accrued liabilities

	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$
Accounts payable - crude import	-	25,233,525	-
Other accounts payable and accrued liabilities	48,937,354	48,914,211	57,162,039
Petromin cash calls received	10,435,000	4,000,000	-
Income tax payable	-	-	3,265,568
Total accounts payable and accrued liabilities	59,372,354	78,147,736	60,427,607

Petromin participation in Elk and Antelope fields
On October 30, 2008, Petromin PNG Holdings Limited (”Petromin”), a government entity mandated to invest in resource projects on behalf of the Independent State of Papua New Guinea (“the State”), entered into an agreement to take a 20.5% direct interest in the Elk and Antelope fields if nominated by the State to take its legislative interest.  Such nomination occurred in 2009.  Petromin contributed an initial deposit and agreed to conditionally fund 20.5% of the costs of developing these fields.  The State’s (and Petromin’s) right to take an interest arises upon issuance of the Prospecting Development Licence (”PDL”), which has not yet occurred.  The obligation to fund its portion of the costs of developing the field, including sunk costs, also applies upon issuance of the PDL.  As at December 31, 2009, $10,435,000 advance payment received from Petromin has been held under ‘Petromin cash calls received’ above.  Once the PDL is formed, conveyance accounting following the guidance in ASC 932-360 paragraphs 55-8 and 55-9 will be triggered.

14.	Deferred gain on contributions to LNG Project

As noted under Note 2(c) above, on July 30, 2007, a Shareholders’ Agreement was signed between InterOil LNG Holdings Inc., Pacific LNG Operations Ltd., Merrill Lynch Commodities (Europe) Limited and PNG LNG Inc.. As part of the Shareholders’ Agreement, five ‘A’ Class shares were issued by PNG LNG Inc. with full voting rights with each share controlling one board position.  Two ‘A’ Class shares were owned by InterOil LNG Holdings Inc., two by Merrill Lynch Commodities (Europe) Limited, and one by Pacific LNG Operations Ltd.  All key operational matters require ‘Unanimous’ or ‘Super-majority’ Board resolution which confirms that none of the joint ventures is in a position to exercise unilateral control over the joint venture.

On February 27, 2009, InterOil LNG Holdings Inc. and Pacific LNG Operations Ltd, acquired Merrill Lynch’s interest in the Joint Venture Company. InterOil issued 499,834 common shares valued at $11,250,000 for its share of the settlement. After the completion of this transaction, Merrill Lynch did not retain any ownership or other interest in the PNG LNG project.  The two ‘A’ Class shares held by Merrill Lynch have been transferred to InterOil LNG Holdings Inc. and Pacific LNG Operations Ltd respectively.

Consolidated Financial Statements INTEROIL CORPORATION  34

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

14.	Deferred gain on contributions to LNG Project (cont’d)

A further 172 ‘A’ Class shares have been issued to InterOil LNG Holdings Inc. and 173 ‘A’ Class shares have been issued to Pacific LNG Operations Ltd bringing the ‘A’ Class shareholding of both remaining joint venture partners to 175 ‘A’ Class shares each, giving equal voting rights and board positions in the joint venture.

As part of the Shareholders’ Agreement on July 30, 2007, InterOil was also provided with ‘B’ Class shares in the Joint Venture Company with a fair value of $100,000,000 in recognition of its contribution to the LNG Project at the time of signing the Shareholders’ Agreement.  The main items contributed by InterOil into the Joint Venture Company were infrastructure developed by InterOil near the proposed LNG site at Napa Napa, stakeholder relations within Papua New Guinea, general supply agreements secured with landowners for supply of gas, advanced stage of project development, etc.  Fair value was determined based on the agreement between the independent joint venture partners.

The other Joint Venture partner is being issued ‘B’ Class shares as it contributes cash into the Joint Venture Company by way of cash calls.

During September 2009, as part of acquisition by Pacific LNG of a 2.5% direct working interest in the Elk and Antelope fields, Pacific LNG transferred to InterOil 2.5% of Pacific LNG’s unexercised economic interest in the joint venture LNG Project. Based on this transaction, as at December 31, 2009, InterOil and Pacific LNG hold 52.5% and 47.5% economic interest respectively in the LNG project, subject to the exercise of all their rights to the ‘B’ Class shares on payment of cash calls.

To date InterOil has a recognized deferred gain on its contributions to the Joint Venture based on the share of other joint venture partners in the project. As InterOil’s shareholding within the Joint Venture Company as at December 31, 2009 is 86.66% (Dec 2008 – 82.15%, Dec 2007 – 90.72%), the gain on contribution of non cash assets to the project by InterOil relating to other joint venture partners’ shareholding (13.34% - amounting to $13,076,272) has been recognized by InterOil in its balance sheet as a deferred gain. This deferred gain will increase/decrease as the other Joint Venture partners increase/decrease their shareholding in the project.  The gain has been deferred in accordance with the principles of proportionate consolidation as per CICA 3055 – ‘Interests in Joint Ventures’ and will be taken to income based on the value to be obtained from their use by the Joint Venture Company in the future.  The intangible assets of the Joint Venture Company, contributed by InterOil, have been eliminated on proportionate consolidation of the joint venture balances.

15.	Goodwill

Acquisition of interest from Merrill Lynch
As noted above in note 14, On February 27, 2009, InterOil LNG Holdings Inc. acquired half of Merrill Lynch’s interest in the Joint Venture Company for $11,250,000.  As part of the acquisition, InterOil LNG Holdings Inc. was transferred 548,806 ‘B’ Class shares held by Merrill Lynch.  The amount recognized as goodwill of $5,761,940 represents the amount of purchase consideration paid to Merrill Lynch over and above the fair value of the identifiable net assets acquired.

Acquisition of interest from Pacific LNG
During September 2009, InterOil also acquired a further 2.5% of Pacific LNG’s economic interest in the joint venture LNG Project from Pacific LNG as part of the Elk and Antelope interest acquisition.  The fair value of 2.5% of Pacific LNG’s economic interest in the joint venture LNG Project was valued at $864,377 based on the previous transaction with Merrill Lynch that was completed in February 2009, being the most appropriate guide to the fair value of the interest acquired.  This fair value has been recognized as goodwill on acquisition of the LNG interest in the Balance Sheet.

16.	Working capital facilities

	December 31,	December 31,	December 31,
Amounts drawn down	2009	2008	2007
	$	$	$
BNP Paribas working capital facility - midstream	16,794,153	53,386,775	66,501,372
Westpac working capital facility - downstream	7,832,266	15,405,627	-
BSP working capital facility - downstream	-	-	-
Total working capital facility	24,626,419	68,792,402	66,501,372

Consolidated Financial Statements INTEROIL CORPORATION  35

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

16.	Working capital facility (cont’d)

BNP Paribas working capital facility

InterOil has a working capital credit facility with BNP Paribas (Singapore branch) with a maximum availability of $190,000,000.  The total facility is split into Facility 1 and Facility 2 as per the agreement with BNP Paribas.  Facility 1 is for $130,000,000 for the issuance of documentary letters of credit and or standby letters of credit, short term advances, advances on merchandise, freight loans, receivables financing and a sublimit of Euro 18,000,000 or USD equivalent for hedging transactions via BNP Paribas Commodity Indexed Transaction Group or other acceptable counter parties.

Facility 2 is for $60,000,000 partly cash-secured short term advances and for discounting of any monetary receivables (note 8) acceptable to BNP Paribas. The facility is secured by sales contracts, purchase contracts, certain cash accounts associated with the refinery, all crude and refined products of the refinery and trade receivables.

The total facility is renewable annually and as part of the current year renewal process which was completed in the quarter ended December 31, 2009, the facility was renewed for a period of fifteen months until December 31, 2010.

The facility bears interest at LIBOR + 3.5% on the short term advances.  During the year the weighted average interest rate was 2.13% (2008 – 5.11%, 2007 – 7.01%) after considering the reduction in interest due to the deposit amounts maintained which reduces the interest being charged on the facility utilization (refer section ‘Cash and cash equivalents’ under note 7).

The following table outlines the facility and the amount available for use at year end:

	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$
Working capital credit facility	190,000,000	190,000,000	170,000,000

Less amounts included in the working capital facility liability:
Short term advances/facilities drawn down	(16,794,153)	(50,245,537)	(66,501,372)
Discounted receivables (note 8)	-	(3,141,238)	-
	(16,794,153)	(53,386,775)	(66,501,372)
Less: other amounts outstanding under the facility:
Letters of credit outstanding	(56,700,000)	(27,600,000)	(32,000,000)
Bank guarantees on hedging facility	-	-	(2,500,000)
Working capital credit facility available for use	116,505,847	109,013,225	68,998,628

At December 31, 2009, the company had one letter of credit outstanding for $56,700,000. The letter of credit was for a crude cargo and was drawn down on January 25, 2010.

The cash deposit on working capital facility, as separately disclosed in note 7, included restricted cash of $22,698,829 (2008 - $25,994,258, 2007 - $20,240,553) which is being maintained as a security margin for the facility.  In addition, inventory of $38,549,285 (2008 - $56,012,523, 2007 - $46,963,118) and trade receivables of $17,351,783 (2008 – $10,300,542, 2007 – $38,033,715) also secured the facility.  The trade receivable balance securing the facility includes $12,715,464 (2008 - $6,912,883, 2007 - $33,703,069) of inter-company receivables which were eliminated on consolidation.

Westpac and Bank South Pacific working capital facility

The Company has an approximately $48,100,000 (PGK 130,000,000) revolving working capital facility for its Downstream operations in Papua New Guinea from Bank of South Pacific Limited and Westpac Bank PNG Limited. Westpac facility limit is approximately $29,600,000 (PGK 80,000,000) and the initial BSP facility limit was approximately $25,900,000 (PGK 70,000,000) but was renewed in October 2009 at a lower limit of approximately $18,500,000 (PGK 50,000,000).  The Westpac facility is for an initial term of three years and is due for renewal in October 2011. The BSP facility is renewable annually and is due for renewal in October 2010.  As at December 31, 2009 only $7,832,266 (PGK 21,168,287) of this combined facility has been utilized, and the remaining facility of 40,267,734 (PGK 108,831,713) remains available for use.  These facilities are secured by a fixed and floating charge over the assets and liabilities of Downstream operations.

Consolidated Financial Statements INTEROIL CORPORATION  36

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

17.	Establishment of subsidiaries

InterOil Finance Inc

In December 2009, InterOil Finance Inc. was incorporated as a 100% subsidiary of InterOil Corporation in Barbados to evaluate potential financing arrangements.  The Company had not undertaken any activities during 2009.

InterOil Singapore Pte Ltd

In May 2009, InterOil Singapore Pte Ltd was incorporated as a 100% subsidiary of InterOil Corporation to facilitate the operation of the LNG Project in Papua New Guinea.  All costs incurred by this entity will be recharged to the LNG joint venture and relevant InterOil entities based on an equitable driver basis.

InterOil New York Inc

In April 2008, InterOil New York Inc. was incorporated as a 100% subsidiary of InterOil Corporation to evaluate potential financing arrangements in the U.S.  The Company had not undertaken any activities since incorporation.

InterOil LNG Holdings Inc.

In June 2007, InterOil LNG Holdings Inc. was incorporated as a holding company of InterOil’s investment in PNG LNG Inc.  InterOil LNG Holdings Inc. is a 100% subsidiary of InterOil Corporation.  During July 2007, the investment in PNG LNG Inc. was transferred from InterOil Corporation to InterOil LNG Holdings Inc.

18.	Related parties

Petroleum Independent and Exploration Corporation (“P.I.E”)

P.I.E is controlled by Phil Mulacek, an officer and director of InterOil and acts as a sponsor of the Company's oil refinery project.  Articles of association of SPI InterOil LDC (“SPI”) provide for the business and affairs of the entity to be managed by a general manager appointed by the shareholders of SPI and its U.S. sponsor under the Overseas Private Investment Corporation (“OPIC” - which is an agency of the U.S. Government) loan agreement.  SPI does not have a Board of Directors, instead P.I.E has been appointed as the general manager of SPI.  Under the laws of the Commonwealth of The Bahamas, the general manager exercises all powers which would typically be exercised by a Board of Directors, being those which are not required by laws or by SPI’s constituting documents to be exercised by the members (shareholders) of SPI.  InterOil is the majority shareholder of SPI and therefore has the power to appoint the general manager.

During the year, $150,000 (2008 - $150,000, 2007 - $150,000) was expensed for the sponsor's legal, accounting and reporting costs.  Of these costs, $nil (2008 - $150,000, 2007 - $150,000) were included in accrued liabilities at December 31, 2009.

Breckland Limited

This entity is controlled by Roger Grundy, a director of InterOil, and provides technical and advisory services to the Company on normal commercial terms.  Amounts paid or payable to Breckland for technical services during the year amounted to $nil (2008 - $nil, 2007 - $39,416).

Director fees

Amounts due to Directors at December 31, 2009 totaled $26,000 for Directors fees (2008 - $27,750, 2007 - $nil).  These amounts are included in accounts payable and accrued liabilities.  An amount of $117,583 (2008 - $120,000, 2007 - $130,000) was paid or payable to the Directors for Directors fees during the year.

BNP Paribas

One of our Directors, Edward Speal, is the Managing Director of BNP Paribas (New York).  InterOil has a working capital facility with BNP Paribas (Singapore) of $190,000,000 (as per note 16) - Management does not consider this to be a related party transaction as Mr Speal does not have the ability to exercise, directly or indirectly, control, joint control or significant influence over BNP (Singapore).  BNP (Singapore) also advices the Company on the asset sell down process that is currently underway in relation to a portion of our Upstream and Midstream Liquefaction interests.

 Consolidated Financial Statements INTEROIL CORPORATION  37

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

19.	Secured loan

	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$
Secured loan (OPIC) - current portion	9,000,000	9,000,000	9,000,000
Secured loan (bridging facility) - current portion	-	-	127,810,093
Secured loan (bridging facility) - deferred financing costs	-	-	(33,333)
Total current secured loan	9,000,000	9,000,000	136,776,760

Secured loan (OPIC) - non current portion	44,500,000	53,500,000	62,500,000
Secured loan (OPIC) - deferred financing costs	(910,722)	(1,134,667)	(1,358,611)
Total non current secured loan	43,589,278	52,365,333	61,141,389

Total secured loan	52,589,278	61,365,333	197,918,149

OPIC Secured Loan

On June 12, 2001, the Company entered into a loan agreement with OPIC to secure a project financing facility of $85,000,000.  The loan agreement was last amended under which the half yearly principal payments of $4,500,000 due in December 2006 and June 2007 each were deferred to the end of the loan agreement, being June 30, 2015 and December 31, 2015.  The loan is secured over the assets of the refinery project which have a carrying value of $195,074,328 at December 31, 2009 (2008 - $203,778,963, 2007 - $214,219,029).

The interest rate on the loan is equal to the treasury cost applicable to each promissory note (at the date of draw down) outstanding plus the OPIC spread (3%).  During 2009 the weighted average interest rate was 6.89% (2008 – 7.10%, 2007 - 7.10%) and the total interest expense included in long term borrowing costs was $4,125,170 (2008 - $5,147,768, 2007 - $5,339,500).

As at December 31, 2009, two installment payments amounting to $4,500,000 each which will be due for payment on June 30, 2010 and December 31, 2010 have been classified into the current portion of the liability.  The agreement contains certain financial covenants which include the maintenance of minimum levels of tangible net worth and limitations on the incurrence of additional indebtedness.  A deposit is also required to be maintained to cover the next installment and interest payment.  As of December 31, 2009, the company was in compliance with all applicable covenants.

Deferred financing costs relating to the OPIC loan of $910,722 (2008 - $1,134,667, 2007 - $1,358,611) are being amortized over the period until December 2014 and has been offset against the long term liability in compliance with CICA 3855 Financial Instruments and are being amortized using the effective interest method.

Bank covenants under the above facility currently restrict the payment of dividends by the Company.

Bridging Facility

InterOil entered into a loan agreement for $130,000,000 on May 3, 2006 with Merrill Lynch.  On May 6, 2008, $60,000,000 of the $130,000,000 facility was converted into common shares at a price of $22.65 per share.  On May 12, 2008 the remaining $70,000,000 of the bridging facility was repaid from the proceeds of 8% subordinated convertible debentures (refer note 24).

The interest rate on the loan was 4% per annum over the life of the loan as the conditions for maintaining the discounted interest rate, i.e., signing of a definitive LNG/NGL Project Agreement, was met within an agreed time frame.  The loan was initially valued on the balance sheet based on the present value of the expected cash flows.  The interest expense was recognized based on the market rate of interest InterOil would be expected to pay on such a borrowing should it not be connected to an LNG/NGL Project.  The effective rate used in the present value calculation was 9.18%.

The difference between the book value of the loan at the time of the cash being received and the actual funds drawn down was initially reflected in the current liability section of the balance sheet as a deferred liquefaction project liability.   This deferred liability of $6,553,080 was transferred to the statement of operations as income on the execution of the definitive LNG/NGL Project Agreement by InterOil and the lenders on July 31, 2007.

Consolidated Financial Statements INTEROIL CORPORATION  38

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

20.	Indirect participation interests

(i) Indirect participation interest (“IPI”)

	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$
Indirect participation interest ("IPI")	38,715,228	72,476,668	96,086,369

The IPI balance relates to $125,000,000 received by InterOil subject to the terms of the agreement dated February 25, 2005 between the Company and a number of investors.  In exchange InterOil had provided the investors with a 25% interest in an eight well drilling program to be conducted in InterOil’s petroleum prospecting licenses 236, 237 and 238.

Under the IPI agreement, InterOil is responsible for drilling eight exploration wells, four of which will be in PPL 238, one in PPL 236, and one in PPL 237.  The location of the other two wells is yet to be determined.  The investors will be able to approve the location of the final two wells to be drilled.  In the instance that InterOil proposes appraisal or completion of an exploration or development well, the investors will be asked to contribute to the completion work in proportion to their IPI percentage and InterOil will bear the remaining cost.  InterOil has made cash calls for the completion, appraisal and development programs performed on the exploration or development wells that form part of the IPI Agreement. These cash calls are shown as a liability when received and reduced as amounts are spent on the extended well programs. Should an investor choose not to participate in the completion works of an exploration well, the investor will forfeit certain rights to the well in question as well as their right to convert into common shares.  InterOil has drilled four exploration wells under the IPI agreement as at December 31, 2009.

The funds of $125,000,000 were partly accounted for as a non-financial liability and partly as a conversion option.  The non-financial liability was initially valued at $105,000,000, being the estimated expenditures to complete the eight well drilling program, and the residual value of $20,000,000 has been allocated to the conversion option presented under Shareholder’s equity.  InterOil paid financing fees and transaction costs of $8,138,741 related to the indirect participation interest on behalf of the indirect participation interest investors in 2005.  These fees have been allocated against the non-financial liability, reducing the liability to $96,861,259.  InterOil will maintain the liability at its initial value until conveyance is triggered on the lapse of the conversion option available to the investors, or they elect to participate in the PDL for a successful well.  InterOil will account for the exploration costs relating to the eight well program under the successful efforts accounting policy adopted by the Company.  All geological and geophysical costs relating to the exploration program will be expensed as incurred and all drilling costs will be capitalized and assessed for recovery at each period.  When an investor elects to participate in a PDL or when the investor forfeits the conversion option, conveyance accounting will be applied.  This entails determination of proceeds for the interests conveyed and the cost of that interest as represented in the ‘Oil and gas properties’ in the balance sheet.  The difference between proceeds on conveyance and capitalized costs to the interests conveyed will be recognized as gain or loss in the Statement of operations following the guidance in ASC 932-360 paragraphs 55-8 and 55-9.

Under the agreement, all or part of the 25% initial indirect participation interest could have been converted to a maximum of 3,333,334 common shares in the company, at a price of $37.50 per share, between June 15, 2006 and the later of December 15, 2006, or 90 days after the completion of the eighth well.  Any partial conversion of an indirect participation interest into common shares will result in a corresponding decrease in the investors’ interest in the eight well drilling program.  As at December 31, 2009, the balance of the indirect participation interest that may be converted into shares is a maximum of 527,147 common shares (2008 – 2,160,000, 2007 – 3,306,667) as explained below.  Should the option to convert to shares not be exercised, the indirect participation interest in the eight well drilling program will be maintained and distributions from success in these wells will be paid in accordance with the agreement.

From the date of the agreement up to December 31, 2009, the following has occurred:
�
certain IPI investors representing a 3.575% interest in the IPI agreement have exercised their right to convert their interest into common shares resulting in issuance of 476,667 InterOil common shares.  These conversions reduced the initial IPI liability balance of by $13,851,160 and the initial conversion option balance by $2,860,000.

�
certain IPI investors representing a 12.635% interest in the IPI agreement have waived their right to convert their IPI percentage into 1,684,667 common shares.  As a result, conveyance was triggered on this portion of the IPI agreement, which reduced the IPI liability by $25,556,480.  A further $23,397,200 is retained in the balance sheet representing the future remaining obligations in relation to this 12.635% interest.

�
certain IPI investors representing a 4.8364% interest in the IPI agreement have sold their interest to the Company. Detailed disclosure of this transaction is provided in the section ‘Extinguishment of IPI liability’.

As at December 31, 2009, IPI investors with a combined 3.9536% interest in the IPI agreement still have the conversion rights outstanding resulting in a maximum of 527,147 common shares being issued if all these IPI investors choose to exercise their conversion options.

Consolidated Financial Statements INTEROIL CORPORATION  39

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

20.	Indirect participation interests (cont’d)

Extinguishment of IPI liability
During September 2009, the Company bought a combined 4.3364% interest in the IPI Agreement from two investors for $56,479,615 which was settled in two tranches of InterOil common shares.  The first tranche of common shares was for 35% of the total consideration and was issued on September 15, 2009.  The second tranche of shares for the remaining 65% of the total consideration was issued on December 15, 2009 based on a ten day VWAP immediately prior to the date of issue.  As part of this transaction a total number of 1,236,666 shares were issued.

During December 2009, the Company bought a further combined 0.5% interest in the IPI Agreement from two investors for $6,500,546 which was settled in two tranches of InterOil common shares.  The first tranche of common shares was for 35% of the total consideration and was issued on December 1, 2009.  The second tranche of shares for the remaining 65% of the total consideration was issued on December 15, 2009 based on a ten day VWAP immediately prior to the date of issue.  As part of this transaction a total number of 108,044 shares were issued.

Management has adopted the extinguishment of the liability model.  Under this model the consideration paid is allocated to the various components involved in the exchange transactions. These components include:
�
cash calls made from the IPI investors in relation to the completion, appraisal and development program undertaken in Elk and Antelope fields as part of the IPI agreement.  These cash call amounts were previously offset against the capitalized oil and gas properties, and have been reinstated to their full historical cost basis for those programs following this exchange transaction.

�	fair value of the conversion options extinguished as part of the exchange transactions
�
IPI liability extinguished as part of the exchange transactions whereby the difference between the fair value of the shares issued and the book value of the IPI liability has been recorded as an expense in the statement of operations

The following table discloses a breakdown of the loss on extinguishment of IPI liability for the periods ended:
	Year ended
	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$

Loss on extinguishment of IPI liability
Consideration paid for exchange transactions	62,980,161	-	-
less amounts capitalized in relation to the appraisal program cash calls	(8,013,434)	-	-
less book value of IPI liability extinguished	(18,738,392)	-	-
less book value of conversion options extinguished	(3,869,121)	-	-
less difference between book value and fair value of conversion options extinguished taken to contributed surplus	(649,187)	-	-
	31,710,027	-	-

(ii) Indirect participation interest – PNGDV

	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$
Current portion	540,002	540,002	1,080,004
Non current portion	844,490	844,490	844,490
Total indirect participation interest - PNGDV	1,384,492	1,384,492	1,924,494

As at December 31, 2009, the balance of the PNG Drilling Ventures Limited ("PNGDV") indirect participation interest in the Company’s phase one exploration program within the area governed by petroleum prospecting licenses 236, 237 and 238 is $1,384,492 (2008 - $1,384,492, 2007 - $1,924,494).  This balance is based on the initial liability recognized in 2006 of $3,588,560 relating to its obligation to drill the four exploration wells on behalf of the investors, being reduced by amounts already incurred in fulfilling the obligation.  PNGDV has a 6.75% interest in the four exploration wells starting with Elk-1 (with an additional two exploration wells to be drilled after Elk-4/A).  PNGDV also has the right to participate in the 16 wells that follow the first four mentioned above up to an interest of 5.75% at a cost of $112,500 per 1% per well (with higher amounts to be paid if the depth exceed 3,500 meters and the cost exceeds $8,500,000).

During the year ended December 31, 2009, $nil (2008 – a debit of $540,002, 2007 – a credit of $3,327) of geological and geophysical costs and drilling costs have been allocated against this liability.  PNGDV liability has been accounted using conveyance accounting as there are no conversion options attached to the liability, unlike the IPI non-financial liability noted above.

Consolidated Financial Statements INTEROIL CORPORATION  40

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

20.	Indirect participation interests (cont’d)

(iii) PNG Energy Investors

In addition to the above, PNG Energy Investors (“PNGEI”), an indirect participation interest investor who converted all of its interest to common shares in fiscal year 2004, has the right to participate up to a 4.25% interest in 16 wells commencing from exploration wells numbered 9 to 24.  As at the end of December 31, 2009 we have drilled 6 exploration wells since inception of our exploration program within PPL 236, 237 and 238 in Papua New Guinea.   In order to participate, PNGEI would be required to contribute a proportionate amount of drilling costs related to these wells.

21.	Non controlling interest

On December 31, 2007 an agreement was reached with Enron Papua New Guinea Ltd (“Enron”), SPI’s former joint venture partner, to buy back the 1.07% minority interest held by them in the refinery in exchange of 25,000 InterOil Corporation’s shares.  At December 31, 2009, a subsidiary, SP InterOil LDC, holds 100% (2008 – 100%, 2007 – 100%) of the non-voting participating shares issued from EP InterOil Ltd.

The non controlling interest as at December 31, 2009 relates to Petroleum Independent and Exploration Corporation’s (“PIE Corp.”) 0.01% minority shareholding in SPI InterOil LDC.  InterOil has entered into an agreement with PIE Corp. under which PIE Corp. can exchange its remaining 5,000 shares of SPI InterOil LDC for Common Shares on a one-for-one basis.  This election may be made by PIE Corp. at any time.

22.	Share capital

The authorized share capital of the Company consists of an unlimited number of common shares with no par value.  Each common share entitles the holder to one vote.

Common shares - Changes to issued share capital were as follows:

	Number of shares	$
January 1, 2007	29,871,180	233,889,366

Shares issued on exercise of options under Stock Incentive Plan	22,000	418,938
Shares issued on conversion of indirect participation interest	26,667	934,890
Shares issued on conversion of warrants	2,995	84,439
Shares issued on buyback of minority interest	25,000	496,500
Shares issued on Private Placement	1,078,514	23,500,000

December 31, 2007	31,026,356	259,324,133

Shares issued on Private Placement	2,728,477	58,938,305
Shares issued on exercise of options under Stock Incentive Plan	58,000	1,413,587
Shares issued on preference share conversion and interest payments	532,754	15,012,950
Share issued as placement fee on debenture issue	228,000	5,700,000
Share issued on debenture conversions	641,000	15,118,483
Shares issued on debenture interest payments	259,105	2,620,628
Shares issued on conversion of indirect participation interest	450,000	15,776,270

December 31, 2008	35,923,692	373,904,356

Shares issued on exercise of options under Stock Incentive Plan	231,750	6,818,814
Shares issued on buyback of LNG Interest (note 14)	499,834	11,250,000
Shares issued on debenture conversions (note 24)	3,159,000	77,089,722
Shares issued on debenture interest payments (note 24)	70,548	2,352,084
Shares issued on registered direct offering	2,013,815	70,443,248
Shares issued on exercise of warrants	302,305	8,522,978
Shares issued on buyback of IPI#3 Interest	1,344,710	62,980,161

December 31, 2009	43,545,654	613,361,363

Consolidated Financial Statements INTEROIL CORPORATION  41

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

23.	Preference Shares

In November 2007, the Company authorized the issue of 1,035,554 convertible preference shares at an issue price of $28.97 to investors amounting to a total of $30,000,000.  517,777 of the authorized preference shares were issued to an investor in November 2007 for $15,000,000.  The preferred stock carried a fixed divided of 5% per annum payable quarterly in arrears in cash or stock at the issuers’ option.  The preference dividend payment of 5% per annum was treated as an interest expense in the Statement of Operations.  During the quarter ended September 30, 2008 all preference shares issued (517,777 shares) were converted into common shares.  The preference dividend paid for the year ended December 31, 2009 was $nil (2008 - $418,526, 2007 - $84,247).

24.	8% subordinated debentures

On May 13, 2008, the Company completed the issue of $95,000,000 unsecured 8% subordinated convertible debentures with a maturity of five years.  The debenture holders had the right to convert their debentures into common shares at any time at a conversion price of $25.00 per share.  The Company had the right to require the debenture holders to convert if the daily Volume Weighted Average Price (“VWAP”) of the common shares is at or above $32.50 for at least 15 consecutive trading days.  Accrued interest on these debentures was to be paid semi-annually in arrears, in May and November of each year, commencing November 2008.

Based on guidance under CICA 3863, the debentures were assessed based on the substance of the contractual arrangement in determining whether it exhibits the fundamental characteristic of a financial liability or equity.  Management had assessed that the debenture instrument mainly exhibits characteristics that are liability in nature; however, the embedded conversion feature was equity in nature and needed to be bifurcated and disclosed separately within equity.  Management applied residual basis and had valued the liability component first and assigned the residual value to the equity component.

Management had fair valued the liability component by discounting the expected interest payments using a nominal rate of 13.5% being Management’s estimate of the expected interest payments for a similar instrument without the conversion feature.  The liability component was valued at $81,933,311 and the remaining balance of $13,066,689 was allocated to the equity component before offsetting transaction costs.

The placement fee of $5,700,000 paid to the investors in common shares of the Company was treated to be in the nature of a debt discount and was offset against the liability component.  The transaction costs relating to the issue amounting to $219,966 has been split based on the percentages allocated to the liability and equity components; the costs relating to the liability component of $189,711 has been offset against the liability component, and costs relating to the equity component of $30,255 have been allocated against the equity component recognized.

The liability component on initial recognition after adjusting for the placement fee and transaction costs amounted to $76,043,600 and the equity component amounted to $13,036,434.  The liability component will be accreted over the five year maturity period to bring the liability back to the carrying value.  The accretion expense relating to the debenture liability for the year ended December 31, 2009 was $1,212,262 (2008 - $1,915,910).  In addition to the accretion, interest at 8% per annum has been expensed for the year ended December 31, 2009 amounting to $2,712,936 (2008 - $4,361,889). The interest payable up to May 9, 2009 was paid in a combination of cash and shares.

During the year ended December 31, 2008, certain debenture holders exercised their conversion rights for $16,025,000 resulting in issue of 641,000 common shares of the Company.  During May 2009, a further 755,000 debentures amounting to $18,875,000 were converted into common shares of the Company.  On June 8, 2009, all remaining debentures outstanding were converted into common shares due to a mandatory conversion resulting from the daily VWAP of the common shares being above $32.50 for at least 15 consecutive trading days.  The remaining book value of the liability and equity portion on the date of mandatory conversion was transferred to share capital to record this conversion.  As at December 31, 2009, of the 3,800,000 convertible debentures issued, nil (2008 – 3,159,000), were outstanding.

25.	Stock compensation

Stock options
Options are issued at no less than market price to directors, certain employees and to a limited number of contractor personnel.  Options are exercisable for common shares on a 1:1 basis. Options vest at various dates in accordance with the applicable individual option agreements, vesting generally between one to four years after the date of grant, have an exercise period of three to five years after the date of grant, and are subject to the option plan rules.  Upon resignation or retirement, vested options must generally be exercised within 90 days or before expiry of the options if this occurs earlier.

Consolidated Financial Statements INTEROIL CORPORATION  42

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

25.	Stock compensation (cont’d)

	December 31, 2009		December 31, 2008		December 31, 2007
Stock options outstanding	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Outstanding at beginning of period	1,839,500	20.18	1,200,500	23.70	1,013,500	20.59
Granted	325,500	28.68	952,500	18.48	354,750	33.51
Exercised	(231,750)	(19.94)	(58,000)	(16.50)	(22,000)	(14.37)
Forfeited	(49,000)	(30.39)	(11,500)	(28.68)	(143,250)	(25.94)
Expired	(45,750)	(34.09)	(244,000)	(25.80)	(2,500)	(27.00)
Outstanding at end of period	1,838,500	22.07	1,839,500	20.18	1,200,500	23.70

At December 31, 2009, in addition to the options outstanding as per the above table, there were an additional 1,753,100 (2008 – 309,500, 2007 – 1,137,250) common shares reserved for issuance under the Company’s 2009 stock option plans as approved on June 19, 2009.

Options issued and outstanding				Options exercisable
Range of exercise prices $	Number of options	Weighted average exercise price $	Weighted average remaining term (years)	Number of options	Weighted average exercise price $
8.01 to 12.00	545,000	9.81	3.90	175,000	9.83
12.01 to 24.00	545,000	17.13	2.56	340,000	16.70
24.01 to 31.00	291,500	28.52	2.47	282,500	28.47
31.01 to 41.00	307,000	35.16	4.22	127,000	36.13
41.01 to 51.00	150,000	45.28	3.47	75,000	43.22
	1,838,500	22.07	3.31	999,500	23.28

Aggregate intrinsic value of the 1,838,500 options issued and outstanding as at December 31, 2009 is $24,625,643. Aggregate intrinsic value of 999,500 options exercisable as at December 31, 2009 is $13,594,887.

The weighted-average grant-date fair value of options granted during 2009 was $19.04 (2008 - $9.07, 2007 - $19.34).  The total intrinsic value of options exercised during the year ended December 31, 2009 was $2,185,642 (2008 - $456,867, 2007 - $102,840).  Cash received from option exercise under all share-based payment arrangements for the year ended December 31, 2009 was $4,621,410 (2008 - $956,720, 2007 - $316,100).

The fair value of the 325,500 (2008 – 952,500, 2007 – 354,750) options granted subsequent to January 1, 2009 has been estimated at the date of grant in the amount of $6,197,278 (2008 - $11,077,126, 2007 - $6,859,131) using a Black-Scholes pricing model.  An amount of $8,042,195 (2008 - $5,741,086, 2007 - $6,062,962) has been recognized as compensation expense for the year ended December 31, 2009.  The current year compensation expense of $8,042,195 (2008 - $5,741,086, 2007 - $6,062,962) was adjusted against contributed surplus under equity, out of which $2,185,642 (2008 - $456,867, 2007 - $102,840) was transferred to share capital on exercise of options, leaving a net impact of $5,856,553 (2008 - $5,284,219, 2007 - $5,960,122) on contributed surplus.

Consolidated Financial Statements   INTEROIL CORPORATION     43

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

25.	Stock compensation (cont’d)

The assumptions contained in the Black Scholes pricing model are as follows:

Year	Period	Risk free interest rate (%)	Dividend yield	Volatility (%)	Weighted average expected life for options
2009	Oct 1 to Dec 31	1.5	-	89	6.0
2009	Jun 1 to Sep 30	1.7	-	83	3.0
2009	Apr 1 to Jun 30	1.4	-	83	5.0
2009	Jan 1 to Mar 31	1.1	-	83	5.0
2008	Oct 1 to Dec 31	1.5	-	83	4.3
2008	Apr 1 to Sep 30	2.7	-	80	5.0
2008	Jan 1 to Mar 31	2.2	-	73	5.0
2007	October 1 to Dec 31	3.4	-	74	5.0
2007	January 1 to Sep 30	5	-	63	5.0

Restricted stock
Restricted stock is issued to directors, certain employees and to a limited number of contractor personnel.  Restricted stock vests at various dates in accordance with the applicable restricted stock agreement, vesting generally between one to four years after the date of grant.

	December 31, 2009		December 31, 2008		December 31, 2007
Stock units outstanding	Number of stock units	Weighted Average Grant Date Fair Value per stock unit $	Number of stock units	Weighted Average Grant Date Fair Value per stock unit $	Number of stock units	Weighted Average Grant Date Fair Value per stock unit $
Outstanding at beginning of period	-	-	-	-	-	-
Granted	41,400	68.55	-	-	-	-
Exercised	-	-	-	-	-	-
Forfeited	-	-	-	-	-	-
Expired	-	-	-	-	-	-
Total	41,400	68.55	-	-	-	-

An amount of $248,486 (2008 - $nil, 2007 - $nil) has been recognized as compensation expense for the year ended December 31, 2009.  The current year compensation expense of $248,486 (2008 - $nil, 2007 - $nil) was adjusted against contributed surplus under equity.

26.	Warrants

In 2004, InterOil issued five-year warrants to purchase 359,415 common shares at an exercise price equal to $21.91.  A total of nil (2008 – 337,252, 2007 – 337,252) were outstanding at December 31, 2009.  The warrants were exercisable between August 27, 2004 and August 27, 2009.  The warrants were recorded at the fair value calculated at inception as a separate component of equity.  The fair value was calculated using a Black-Scholes pricing model with the following assumptions: risk-free interest rate of 2.5%, dividend yield of nil, volatility factor of the expected market price of the Company’s common stock of 45% and a weighted average expected life of the warrants of five years.  During the quarter ended September 30, 2009, 302,305 of the warrants were exercised and converted into common shares.

All unexercised warrants lapsed on August 27, 2009 and the fair value of these lapsed warrants were transferred to contributed surplus within Shareholders’ equity.

27.	Earnings/(Loss) per share

Conversion options, stock options and restricted stock units totaling 2,412,047 common shares at prices ranging from $9.80 to $68.55 were outstanding as at December 31, 2009 and were included in the computation of the diluted earnings per share for the year ended December 31, 2009.  However, the dilutive instruments outstanding at December 31, 2008 and December 31, 2007 were not included in the computation of the diluted loss per share at December 31, 2008 and December 31, 2007 because they caused the loss per share to be anti-dilutive.

Consolidated Financial Statements   INTEROIL CORPORATION     44

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

27.	Earnings/(Loss) per share (cont’d)

Potential dilutive instruments outstanding	Number of shares December 31, 2009	Number of shares December 31, 2008	Number of shares December 31, 2007
Preferred stock	-	-	517,777
Employee stock options	1,838,500	1,839,500	1,200,500
Employee restricted stock units	41,400	-	-
IPI Indirect Participation interest - conversion options	527,147	2,160,000	3,306,667
8% Convertible debentures	-	3,159,000	-
Warrants	-	337,252	337,252
Others (Note 21)	5,000	5,000	5,000
Total stock options/shares outstanding	2,412,047	7,500,752	5,367,196

The income available to the common shareholders and the income available to the dilutive holders, used in the calculation of the numerator in both the normal and diluted EPS calculation is the net profit/loss as per Consolidated Statement of Operations.  This is due to the fact that the inclusion of convertible securities under ‘if-converted’ method in the calculation would result in the EPS being anti-dilutive.

The reconciliation between the ‘Basic’ and ‘Basic and Diluted’ shares, used in the calculation of the denominator in the EPS calculation is as follows:

	Year ended
	December 31,	December 31,	December 31,
	2009	2008	2007

Basic	39,900,583	33,632,390	29,998,133
Employee options (using treasury stock method)	697,811	-	-
Warrants (using treasury stock method)	83,192	-	-
Diluted	40,681,586	33,632,390	29,998,133

28.	Commitments and contingencies

Commitments

Payments due by period contractual obligations are as follows:

	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
	'000	'000	'000	'000	'000	'000	'000
Secured loan	53,500	9,000	9,000	9,000	9,000	9,000	8,500
Indirect participation interest - PNGDV (note 20)	1,384	540	844	-	-	-	-
PNG LNG Inc. Joint Venture (proportionate share of commitments)	35	28	7	-	-	-	-
Petroleum prospecting and retention licenses (a)	83,000	4,500	9,500	20,000	14,850	34,150	-
	137,919	14,068	19,351	29,000	23,850	43,150	8,500
(a)
The amount pertaining to the petroleum prospecting and retention licenses represents the amount InterOil has committed as a condition on renewal of these licenses.  Of this $83.0 million commitment, as at December 31, 2009, management estimates that $46,294,421 would satisfy the commitments in relation to the IPI investors.

Consolidated Financial Statements   INTEROIL CORPORATION     45

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

28.	Commitments and contingencies (cont’d)

Contingencies:

The Company's Chief Executive Officer, Phil Mulacek, and his controlled entities Petroleum Independent & Exploration Corporation and P.I.E. Group, LLC, together with the Company and certain of its subsidiaries, are defendants in Todd Peters, et. al. v. Phil Mulacek et. al.; Cause No. 05-040-03592-CV; pending in the 284th District Court of Montgomery County, Texas.  The plaintiffs are members of a partnership that bought a modular oil refinery that was subsequently, through a series of transactions, sold to a subsidiary of the Company.  Plaintiffs contend that Mr. Mulacek and his controlled entities breached fiduciary duties owed to the plaintiffs and also assert claims for common law fraud, fraudulent inducement, statutory fraud, securities fraud, breach of contract, investor oppression, conversion, theft, money had and received, and tortious interference with a contract.  Plaintiffs assert claims both individually and, in the alternative, derivatively on behalf of the partnership.  Plaintiffs seek to impose liability on the Company and certain of its subsidiaries for those alleged acts through claims of ratification, conspiracy, aiding and abetting, joint enterprise, and knowing participation in the breach of another's fiduciary duty.  Plaintiffs further seek to impose liability on the Company and certain of its subsidiaries directly through the claims of conversion, theft, constructive trust and tortious interference with a contract.  In late July 2009, plaintiffs amended their petition adding sixteen new plaintiffs.  Plaintiffs have proposed numerous alternative methods of calculating their alleged damages, all of which are based at least partially on the Company's share price which fluctuates over time.  Thus, it is difficult to determine the total amount of actual damages plaintiffs' seek.  If, however, plaintiffs are successful in obtaining a favorable verdict, actual damages could exceed $125,000,000.  Plaintiffs also seek unspecified punitive damages, attorneys' fees, expenses and court costs.  The case is set for trial beginning in October 2010.  The Company and other defendants are vigorously contesting the matter.  If however, plaintiffs succeed in obtaining a judgment in the amount they seek, it could have a material adverse effect on the Company or its subsidiaries.  The Company has not provided for any amounts in relation to this matter.

In addition to the above, from time to time the Company is involved in various claims and litigation arising in the normal course of business.  While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.

ICCC review of Downstream maximum margin
InterOil is also a significant participant in the retail and wholesale distribution business in Papua New Guinea.  The ICCC regulates the maximum prices that may be charged by the wholesale and retail hydrocarbon distribution industry in Papua New Guinea.  The Downstream business may charge less than the maximum margin set by the ICCC in order to maintain its competitiveness with other participants in the market.  In June 2009, the ICCC commenced a review into the pricing arrangements for petroleum products in Papua New Guinea.  The last such review was undertaken during 2004 and was due to expire on December 31, 2009. The purpose of the review is to consider the extent to which the existing regulation of price setting arrangements at both wholesale and retail levels should continue or be revised for the next five year period. We have provided detailed submissions to the ICCC.  The ICCC have most recently advised that its final report will be issued in March 2010.  It is possible that the ICCC may determine to increase regulation of pricing and reduce the margins able to be obtained by our distribution business.  Such a decision, if made, may negatively affect our downstream business and require a review of its operations.

29.	Subsequent events

There are no subsequent events that require disclosure.

30.	Reconciliation to generally accepted accounting principles in the United States

The audited consolidated financial statements of the Company for the year ended December 31, 2009, 2008 and 2007 have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) which, in most respects, conforms to generally accepted accounting principles in the United States (“U.S. GAAP”).  The reconciliations and other information presented in this note are solely in relation to the consolidated financial statements.  The significant differences between Canadian GAAP and U.S. GAAP as they relate to the Company are presented throughout this note.  Additionally, where there is no significant conflict with Canadian GAAP requirements some of the additional U.S. GAAP disclosure requirements have been incorporated throughout the Canadian GAAP financial statements.

Consolidated Financial Statements   INTEROIL CORPORATION     46

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

30.	Reconciliation to generally accepted accounting principles in the United States (cont’d)

Consolidated Balance Sheets	As at
	December 31, 2009		December 31, 2008		December 31, 2007
	$		$		$
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP

Assets
Current assets:
Cash and cash equivalents (5)	46,449,819	44,754,405	48,970,572	44,051,224	43,861,762	40,152,026
Cash restricted (5)	22,698,829	22,698,829	25,994,258	25,933,184	22,002,302	21,916,736
Trade receivables (5)	61,194,136	61,194,136	42,887,823	42,887,823	63,145,444	63,145,444
Commodity derivative contracts	-	-	31,335,050	31,335,050	-	-
Other assets (5)	639,646	1,496,621	167,885	125,119	146,992	120,460
Inventories	70,127,049	70,127,049	83,037,326	83,037,326	82,589,242	82,589,242
Prepaid expenses (5)	6,964,950	6,964,950	4,489,574	4,489,574	5,102,540	5,076,006
Total current assets	208,074,429	207,235,990	236,882,488	231,859,300	216,848,282	212,999,914
Cash restricted	6,609,746	6,609,746	290,782	290,782	382,058	382,058
Goodwill (5)	6,626,317	864,377	-	-	-	-
Deferred financing costs (4), (6)	-	910,722	-	1,279,145	-	1,395,066
Investment in LNG Project (5)	-	13,121,141	-	6,610,480	-	5,848,612
Plant and equipment (1), (5)	221,046,709	208,703,247	223,585,559	210,803,013	232,852,222	219,117,006
Oil and gas properties (2)	172,483,562	171,220,062	128,013,959	127,653,411	84,865,127	84,865,127
Future income tax benefit	16,912,969	16,912,969	3,070,182	3,070,182	2,867,312	2,867,312
Total assets	631,753,732	625,578,254	591,842,970	581,566,313	537,815,001	527,475,095
Liabilities
Current liabilities:
Accounts payable and accrued liabilities (5), (6)	59,372,354	58,090,593	78,147,736	77,460,413	60,427,607	59,682,621
Commodity derivative contracts	-	-	-	-	1,960,300	1,960,289
Working capital facility	24,626,419	24,626,419	68,792,402	68,792,402	66,501,372	66,501,372
Current portion of secured loan (6)	9,000,000	9,000,000	9,000,000	9,000,000	136,776,760	136,810,093
Current portion of indirect participation interest - PNGDV	540,002	540,002	540,002	540,002	1,080,004	1,080,004
Total current liabilities	93,538,775	92,257,014	156,480,140	155,792,817	266,746,043	266,034,379
Secured loan (6)	43,589,278	44,500,000	52,365,333	53,500,000	61,141,389	62,500,000
8% subordinated debenture liability (4)	-	-	65,040,067	69,710,182	-	-
Preference share liability (3)	-	-	-	-	7,797,312	-
Deferred gain on contributions to LNG project (5)	13,076,272	-	17,497,110	-	9,096,537	-
Indirect participation interest (2)	38,715,228	48,195,608	72,476,668	88,211,120	96,086,369	115,926,369
Indirect participation interest - PNGDV	844,490	844,490	844,490	844,490	844,490	844,490
Total liabilities	189,764,043	185,797,112	364,703,808	368,058,609	441,712,140	445,305,238
Non-controlling interest (8)	13,596	-	5,235	-	4,292	-
Preference shares (3)	-	-	-	-	-	14,250,000
Equity
InterOil Corporation shareholders' equity:
Share capital (4)	613,361,363	615,742,733	373,904,356	373,514,356	259,324,133	259,324,133
Preference shares (3)	-	-	-	-	6,842,688	-
8% subordinated debentures (4)	-	-	10,837,394	-	-	-
Contributed surplus (4)	21,297,177	30,747,259	15,621,767	24,422,662	10,337,548	10,337,548
Warrants	-	-	2,119,034	2,119,034	2,119,034	2,119,034
Accumulated Other Comprehensive Income	8,150,976	8,150,976	27,698,306	27,698,306	6,025,019	6,025,019
Conversion options (2)	13,270,880	-	17,140,000	-	19,840,000	-
Accumulated deficit	(214,104,303)	(214,873,709)	(220,186,930)	(214,252,081)	(208,389,853)	(209,890,265)
Total InterOil Corporation shareholders' equity	441,976,093	439,767,259	227,133,927	213,502,277	96,098,569	67,915,469
Non-controlling interest (8)	-	13,883	-	5,427	-	4,388
Total equity	441,976,093	439,781,142	227,133,927	213,507,704	96,098,569	67,919,857
Total liabilities and shareholders' equity	631,753,732	625,578,254	591,842,970	581,566,313	537,815,001	527,475,095

Consolidated Financial Statements   INTEROIL CORPORATION     47

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

30.	Reconciliation to generally accepted accounting principles in the United States (cont’d)

Consolidated statements of operations

The following table presents the consolidated statements of operations under U.S. GAAP compared to Canadian GAAP:

	Year ended
	December 31, 2009		December 31, 2008		December 31, 2007
	$		$		$
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Revenue
Sales and operating revenues	688,478,965	688,478,965	915,578,709	915,578,709	625,526,068	625,526,068
Interest income	350,629	-	931,785	-	2,180,285	-
Other income	4,228,415	-	3,216,445	-	2,666,890	-
	693,058,009	688,478,965	919,726,939	915,578,709	630,373,243	625,526,068

Expenses
Cost of sales and operating expenses (excluding depreciation shown below)	601,983,432	601,983,432	888,623,109	888,623,109	573,609,441	573,609,441
Administrative and general expenses (5)	33,254,708	30,087,894	31,227,627	28,354,064	31,998,655	30,881,433
Derivative (gain)/loss	(1,008,585)	(1,008,585)	(24,038,550)	(24,038,550)	7,271,693	7,271,693
Legal and professional fees (5)	9,067,413	6,490,539	11,523,045	7,692,045	6,532,646	4,471,684
Exploration costs, excluding exploration impairment	208,694	208,694	995,532	995,532	13,305,437	13,305,437
Exploration impairment	-	-	107,788	107,788	1,242,606	1,242,606
Short term borrowing costs	3,776,590	3,776,590	6,514,060	6,514,060	5,565,828	5,565,828
Long term borrowing costs (3), (4), (5)	8,788,041	17,871,168	17,459,186	19,529,798	17,182,446	16,708,199
Depreciation and amortization (1), (5)	14,321,775	13,785,845	14,142,546	13,594,481	13,024,258	12,529,892
Gain on LNG shareholder agreement	-	-	-	-	(6,553,080)	(6,553,080)
Loss/(gain) on equity accounted investment (5)	-	4,739,339	-	(1,047,795)	-	(5,561,684)
Gain on sale of oil and gas properties (2)	(7,364,468)	(8,846,468)	(11,235,084)	(12,280,084)	-	-
Loss on extinguishment of IPI liability (2)	31,710,027	32,359,214	-	-	-	-
Foreign exchange loss/(gain) (5)	3,305,383	3,346,436	(3,878,150)	(4,437,943)	(5,078,338)	(5,099,651)
Non-controlling interest (8)	8,361	-	943	-	(22,333)	-
Interest income (5)	-	(342,888)	-	(841,028)	-	(2,146,183)
Other income	-	(4,228,415)	-	(3,216,445)	-	(2,666,890)
	698,051,371	700,222,795	931,442,052	919,549,032	658,079,259	643,558,725
Loss before income taxes	(4,993,362)	(11,743,830)	(11,715,113)	(3,970,323)	(27,706,016)	(18,032,657)
Income tax expense/(benefit) (5), (7)	11,075,989	11,130,659	(81,964)	28,073	(1,206,892)	(1,194,227)
Net profit/(loss)	6,082,627	(613,171)	(11,797,077)	(3,942,250)	(28,912,908)	(19,226,884)
Less: Net (profit)/loss attributable to the non-controlling interest (8)	-	(8,457)	-	(1,040)	-	22,236
Net profit/(loss) attributable to InterOil Corporation	6,082,627	(621,628)	(11,797,077)	(3,943,290)	(28,912,908)	(19,204,648)

Consolidated Financial Statements   INTEROIL CORPORATION     48

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

30.	Reconciliation to generally accepted accounting principles in the United States (cont’d)

Reconciliation of Canadian GAAP net income/(loss) to U.S. GAAP net income/(loss)
	Year ended
	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$
Net profit/(loss) as shown in the Canadian GAAP financial statements	6,082,627	(11,797,077)	(28,912,908)
Description of items having the effect of increasing reported income
Decrease in depreciation and amortization due to difference in date of commencement of operations of refinery (1)	478,934	478,923	478,935
Decrease in non-controlling interest expense (8)	(96)	(96)	(96)
Increase in reporting income due to reversal of proportionate consolidation of LNG Project and equity accounting the investment (5)	1,067,221	8,400,571	9,097,535
Decrease in long term borrowing costs relating to financing costs on preference shares expensed (3)	-	-	390,000
Decrease in long term borrowing costs relating to dividends paid to preference share holders expensed under Canadian GAAP (3)	-	418,526	84,247
Decrease in long term borrowing costs relating to reduced accretion expense on increased 8% subordinated debentures liability (4)	-	291,137	-
Increase in gain on sale of oil and gas properties arising from conveyance accounting due to the initial IPI proceeds not being bifurcated under U.S. GAAP (2)	1,482,000	1,045,000	-
Description of items having the effect of decreasing reported income
Increase in long term borrowing costs relating to immediate expense of portion of placement fees and accretion of BCF on conversion of 8% subordinated debentures (4)	(9,083,127)	(2,780,274)	-
Increase in loss on extinguishment of IPI liability arising from IPI buyback due to the initial IPI proceeds not being bifurcated under U.S. GAAP (2)	(649,187)	-	-
Reduced gain on sale of minority interest under U.S. GAAP	-	-	(342,361)

Net profit/(loss) according to US GAAP	(621,628)	(3,943,290)	(19,204,648)

Statements of comprehensive income/(loss), net of tax
	Year ended
	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$
Net loss before non-controlling interest in accordance with U.S. GAAP, net of tax	(613,171)	(3,942,250)	(19,226,884)
Foreign currency translation reserve, net of tax	(1,534,830)	3,660,787	4,532,150
Deferred hedge (loss)/gain, net of tax	(18,012,500)	18,012,500	(1,389)
Total other comprehensive income, net of tax	(19,547,330)	21,673,287	4,530,761
Comprehensive (loss)/income, net of tax	(20,160,501)	17,731,037	(14,696,123)
Comprehensive (income)/loss attribuable to the non-controlling interest, net of tax	(8,457)	(1,040)	22,236
Comprehensive (loss)/income attributable to InterOil Corporation, net of tax	(20,168,958)	17,729,997	(14,673,887)

Consolidated Financial Statements   INTEROIL CORPORATION     49

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

30.	Reconciliation to generally accepted accounting principles in the United States (cont’d)

Reconciliation of Canadian GAAP Statement of cash flows to U.S. GAAP:
	Year ended
	December 31, 2009	December 31, 2008	December 31, 2007
	$	$	$
Cash flows provided by (used in):

Operating activities - Canadian GAAP (as per consolidated cash flows)	44,500,367	15,586,156	(31,619,907)

Reconciling items:
Reclass exploration costs expensed including exploration impairment as investing activity for US GAAP	(208,694)	(1,103,320)	(14,548,043)
Being LNG project related operating cash flows reversed for US GAAP cash flow statement	3,188,162	8,666,724	2,892,220
Operating activities - U.S. GAAP	47,479,835	23,149,560	(43,275,730)

Investing activities - Canadian GAAP (as per consolidated cash flows)	(85,567,346)	(47,390,685)	(34,369,871)

Reconciling items:
Reclass exploration costs expensed including exploration impairment as investing activity for US GAAP	208,694	1,103,320	14,548,043
Being reversal of LNG Project expenditure for US GAAP cash flows	96,846	(404,594)	2,762,786
Being reversal of movement in restricted cash held relating to LNG Project for US GAAP cash flows	(61,074)	(24,492)	85,566
Investing activities - U.S. GAAP	(85,322,880)	(46,716,451)	(16,973,476)

Financing activities - Canadian GAAP (as per consolidated cash flows)	38,546,226	36,913,339	78,170,105

Reconciling items:
Being reversal of PNG LNG cash calls from unrelated joint venture partners proportionately consolidated in Canadian GAAP cash flow statement	-	(9,447,250)	(9,450,308)
Financing activities - U.S. GAAP	38,546,226	27,466,089	68,719,797

Increase in cash and cash equivalents	703,181	3,899,198	8,470,591
Cash and cash equivalents, beginning of period (U.S.GAAP)	44,051,224	40,152,026	31,681,435
Cash and cash equivalents, end of period (U.S. GAAP)	44,754,405	44,051,224	40,152,026

Under Canadian GAAP, InterOil’s share in the LNG Joint venture project is proportionately consolidated and InterOil’s share of the JV cash flows will be taken up in InterOil consolidated cash flow statement.  The cash flows would be classified between operating, investing and financing as per the nature of the transaction.  Under U.S. GAAP, when an investment in an entity is accounted for by use of the equity method, an investor restricts its reporting in the cash flow statement to the cash flows between itself and the investee, for example, to dividends and advances.  The above cash and cash equivalents is different to the Canadian cash and cash equivalents balance due to the proportionate take up of the cash balance under Canadian GAAP, but equity accounting of the LNG investment in U.S. GAAP (refer (5) below).

Consolidated Financial Statements   INTEROIL CORPORATION     50

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

30.	Reconciliation to generally accepted accounting principles in the United States (cont’d)

Consolidated Statements of Shareholders' Equity

	Year ended		Year ended		Year ended
	December 31, 2009		December 31, 2008		December 31, 2007
	$		$		$
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
Share capital

At beginning of period	373,904,356	373,514,356	259,324,133	259,324,133	233,889,366	233,889,366
Issue of capital stock	239,457,007	242,228,377	114,580,223	114,190,223	25,434,767	25,434,767
At end of period	613,361,363	615,742,733	373,904,356	373,514,356	259,324,133	259,324,133
Preference Shares

At beginning of period	-	-	6,842,688	-	-	-
Issue of preference shares	-	-	-	-	6,842,688	-
Converted to common shares	-	-	(6,842,688)	-	-	-
At end of period	-	-	-	-	6,842,688	-
8% subordinated debentures

At beginning of period	10,837,394	-	-	-	-	-
Issue of debentures	-	-	13,036,434	-	-	-
Conversion to common shares	(10,837,394)	-	(2,199,040)	-	-	-
At end of period	-	-	10,837,394	-	-	-
Contributed surplus

At beginning of period	15,621,767	24,422,662	10,337,548	10,337,548	4,377,426	4,377,426
Options exercised transferred to share capital	(2,185,642)	(2,185,642)	(456,867)	(456,867)	(102,840)	(102,840)
Stock compensation expense	8,290,681	8,290,681	5,741,086	5,741,086	6,062,962	6,062,962
Conversion options transferred to contributed surplus	(649,187)	-	-	-	-	-
Lapsed warrants transferred to contributed surplus	219,558	219,558	-	-	-	-
8% Debenture issue BCF (note 4)	-	-	-	8,800,895	-	-
At end of period	21,297,177	30,747,259	15,621,767	24,422,662	10,337,548	10,337,548
Warrants

At beginning of period	2,119,034	2,119,034	2,119,034	2,119,034	2,137,852	2,137,852
Conversion to common shares	(1,899,476)	(1,899,476)	-	-	(18,818)	(18,818)
Lapsed warrants transferred to contributed surplus	(219,558)	(219,558)	-	-	-	-
At end of period	-	-	2,119,034	2,119,034	2,119,034	2,119,034
Accumulated Other Comprehensive Income

Deferred hedge gain/(loss)
At beginning of period	18,012,500	18,012,500	-	-	-	1,389
Deferred hedge gain recognised on transition	-	-	-	-	1,385	-
Deferred hedge (loss)/gain movement for period, net of tax	(18,012,500)	(18,012,500)	18,012,500	18,012,500	(1,385)	(1,389)
Deferred hedge gain/(loss) at end of period	-	-	18,012,500	18,012,500	-	-
Foreign currency translation reserve
At beginning of period	9,685,806	9,685,806	6,025,019	6,025,019	1,492,869	1,492,869
Foreign currency translation adjustment movement for period, net of tax	(1,534,830)	(1,534,830)	3,660,787	3,660,787	4,532,150	4,532,150
Foreign currency translation reserve at end of period	8,150,976	8,150,976	9,685,806	9,685,806	6,025,019	6,025,019
Accumulated other comprehensive income at end of period	8,150,976	8,150,976	27,698,306	27,698,306	6,025,019	6,025,019
Conversion options

At beginning of period	17,140,000	-	19,840,000	-	20,000,000	-
Movement for period	(3,869,120)	-	(2,700,000)	-	(160,000)	-
At end of period	13,270,880	-	17,140,000	-	19,840,000	-
Accumulated deficit

At beginning of period	(220,186,930)	(214,252,081)	(208,389,853)	(209,890,265)	(179,476,945)	(190,601,370)
Net profit/(loss) for period	6,082,627	(621,628)	(11,797,077)	(3,943,290)	(28,912,908)	(19,204,648)
Deduct:
Preference Share Dividends	-	-	-	(418,526)	-	(84,247)
At end of period	(214,104,303)	(214,873,709)	(220,186,930)	(214,252,081)	(208,389,853)	(209,890,265)
InterOil Corporation shareholders' equity at end of period	441,976,093	439,767,259	227,133,927	213,502,277	96,098,569	67,915,469
Non-controlling interest

At beginning of period	-	5,427	-	4,387	-	5,416,830
Movement for period	-	8,456	-	1,040	-	(5,412,442)
At end of period	-	13,883	-	5,427	-	4,388
Total equity at end of period	441,976,093	439,781,142	227,133,927	213,507,704	96,098,569	67,919,857

Consolidated Financial Statements   INTEROIL CORPORATION     51

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

30.	Reconciliation to generally accepted accounting principles in the United States (cont’d)

Per share amounts

Basic per share amounts are computed by dividing net income available to shareholders by the weighted average number of shares outstanding for the reporting period.  Diluted per share amounts reflects the potential dilution that could occur if options or contracts to issue shares were exercised or converted into shares.

For the calculation of diluted per share amounts, the basic weighted average number of shares is increased by the dilutive effect of stock options determined using the treasury method.  No potential shares in options on issue were dilutive for the years ended December 2009, 2008 and 2007.

	Year ended
Weighted average number of shares on which earnings per share	December 31,	December 31,	December 31,
calculations are based in accordance with U.S. GAAP	2009	2008	2007
Basic	39,900,583	33,632,390	29,998,133
Effect of dilutive options	-	-	-
Diluted	39,900,583	33,632,390	29,998,133
Net loss per share in accordance with U.S. GAAP
Basic	(0.02)	(0.12)	(0.64)
Diluted	(0.02)	(0.12)	(0.64)

(1)	Operations

The Company determined that refinery operations commenced under U.S. GAAP at December 1, 2004, which is the date management assessed that construction of the refinery was substantially complete and ready for its intended use.  The Company ceased capitalization of certain costs to the refinery project at this date and recognized one month’s results from sales, related costs of sales and operating expenses and administrative and general expenses in the statement of operations for the year ended December 31, 2004.

As disclosed in note 2(s) in the consolidated financial statements, operations commenced on January 1, 2005 under Canadian GAAP.  Therefore, the Company continued to capitalize December 2004’s results to the refinery project.  Due to the difference in the cost basis of the refinery, the depreciation expense recorded under U.S. GAAP differs from that recorded under Canadian GAAP.

The useful life for the refinery under U.S. GAAP is the same as that disclosed under Canadian GAAP.

(2)	Indirect participation interest

As disclosed in note 20 in the consolidated financial statements, the Company entered into an indirect participation interest agreement in exchange for proceeds of $125,000,000.  Under Canadian GAAP, this amount was apportioned between non financial liabilities and equity.  Under U.S. GAAP, the Company has not bifurcated the amount as the Company has opted to utilize the scope exception under SFAS 133 Para 10(f) for ‘derivatives that serve as impediments to sales accounting’.

As explained in note 20, during the year ended December 31,2009, certain investors’ with a combined 12.635% interest in the eight well drilling program waived their right to convert their IPI percentage into 1,684,667 common shares. This waiver has resulted in conveyance being triggered on this portion of the IPI agreement for the year ended December 31, 2009.  As the initial IPI proceeds were not bifurcated under U.S. GAAP, the total conveyance proceeds available for the conveyed interest, the amounts offset against oil and gas properties, and the gain recognised in the statement of operations under U.S. GAAP differs to the Canadian GAAP amounts.  The following table discloses the impact of the conveyance on the IPI agreement under both U.S. GAAP and Canadian GAAP.

	Canadian GAAP	US GAAP	Difference
Impact of conveyance on IPI agreement	$	$	$

Conveyance proceeds available	15,023,049	17,408,001	2,384,952
Amount offset against oil and gas properties	(7,658,581)	(8,561,533)	(902,952)
Gain recognised in the statement of operations	(7,364,468)	(8,846,468)	(1,482,000)
	-	-	-

Consolidated Financial Statements   INTEROIL CORPORATION     52

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

30.	Reconciliation to generally accepted accounting principles in the United States (cont’d)

During 2009, the Company bought a combined 4.8364% interest in the IPI Agreement from certain investors with the consideration settled in InterOil common shares (refer to section ‘Extinguishment of IPI liability’ section in note 20).  The extinguishment of liability model adopted by management for this transaction compares the fair value and book value of the IPI liability and transfers the difference to the statement of operations.  Under Canadian GAAP, $649,187 was transferred to contributed surplus as the initial liability was bifurcated between the liability and equity component, and this amount related to equity component.  However under U.S. GAAP, as the company has not bifurcated the liability, $649,187 has also been transferred to the statement of operations as an expense.

(3)	Preference shares

As disclosed in Note 23 in the consolidated financial statements, 517,777 preference shares were issued to an investor in November 2007 for $15,000,000.

Under Canadian GAAP, the preference shares were assessed based on the rights attached to those shares and Management valued the equity and liability component of the instrument using the residual value basis.

As the Preference share agreement has contractual redemption provisions under ‘Fundamental change’ section mainly relating to listing requirements, shareholding etc, under U.S. GAAP, the preference shares needs to be classified under temporary equity classification in accordance with ASC 480-10.  Transaction costs amounting to $750,000 have been deducted from the total proceeds of $15,000,000.  Under Canadian GAAP the transaction costs attributable to the liability component was expensed.

In addition to the above, the 5% dividend paid has been included within long term borrowing costs within Canadian GAAP, but has been treated as a reduction to retained earnings under U.S. GAAP.

During the year ended December 31, 2008 the entire preference shares issued of 517,777 shares were converted into common shares.

(4)	8% subordinated debentures

As disclosed in Note 24 in the unaudited consolidated financial statements, on May 13, 2008, the Company completed the issue of $95,000,000 unsecured 8% subordinated convertible debentures with a maturity of five years.  Under Canadian GAAP, these debentures were assessed based on the rights attached to the instrument and Management valued the equity and liability component of the instrument using the residual value basis.

Under U.S. GAAP, Management assessed the debentures following the guidance under ASC 815 to determine whether the embedded conversion option needs to be bifurcated and disclosed separately.  The embedded conversion option did not satisfy the condition of embedded derivatives that requires separation due to the scope exception under ASC 815-10 paragraph 15-74(a) as the option is indexed to the Company’s own stock and would have been classified in Shareholder’s equity if it had been separated.

As ASC 815 bifurcation is not applicable, the provisions of ASC 470-20 requires that the instrument be assessed for any ‘Beneficial Conversion Features (”BCF”)’ included in the instrument, which should be separated using the intrinsic value method as noted.  Based on the guidance, the BCF has been valued at $8,821,320 which was separated and classified separately under equity as Contributed Surplus.  After separation, the liability component was being accreted over the life of the debentures, being 5 years till May 2013.

During the year ended December 31, 2009, all remaining debenture holders either exercised their conversion rights or were mandatorily converted into common shares due to a mandatory conversion resulting from daily VWAP of the common shares being above $32.50 for at least 15 consecutive trading days.

As U.S. GAAP requires the expensing of all unamortized deferred financing costs, placement fee, and the remaining accretion relating to debentures converted prior to its maturity in the period of the conversion.  No such expensing is required under Canadian GAAP. This amounts to an additional expense of $9,083,127 under U.S. GAAP during the year ended December 31, 2009.

(5)	Investment in LNG Project/Deferred gain on contributions to LNG Project

As disclosed in Note 14 in the unaudited consolidated financial statements, a Shareholders Agreement was signed on July 30, 2007 which converted PNG LNG Inc. and its subsidiaries into a joint venture project from being a subsidiary of InterOil.  Under Canadian GAAP, joint ventures are proportionately consolidated into the Company’s consolidated financials based on the shareholding in the joint venture.

Consolidated Financial Statements   INTEROIL CORPORATION     53

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

30.	Reconciliation to generally accepted accounting principles in the United States (cont’d)

Applying the guidance under ASC 323-10, a corporate joint venture has to be equity accounted under U.S. GAAP. InterOil has also followed the guidance under ASC 505-10 wherein a gain on contributions to the joint venture is not recognised, however, a gain is recognised as a result of a change in economic interest.

On February 27, 2009, InterOil LNG Holdings Inc. and Pacific LNG Operations Ltd, acquired Merrill Lynch’s interest in the Joint Venture Company. InterOil issued 499,834 common shares totalling $11,250,000 for its share of the settlement. This acquisition increased InterOil’s economic interest in the joint venture from 82.14% to 86.66%.

InterOil will account for the joint venture using equity accounted method.  In addition to the gain or loss recognised as part of the operations, InterOil will also recognise any difference between the Investment carried in its balance sheet and the underlying equity in net assets of the joint venture in the statement of operations and the investment balance will increase/decrease in line with this difference.

The adjustments to reflect the reversal of proportionately consolidated balances and take-up of equity accounted balances have been summarised below. Given below is the Midstream – Liquefaction consolidated balance sheet and statement of operations under Canadian GAAP and U.S. GAAP.  The statement of operations incorporates results for the year ended December 31, 2009.  PNG LNG Inc. was a subsidiary of InterOil until the date of the Shareholder’s Agreement and has been proportionately consolidated subsequent to that date.

Midstream - liquefaction		GAAP
Consolidated Balance Sheet	Canadian GAAP	Adjustments	US GAAP

Cash and cash equivalents	1,695,514	(1,695,414)	100
Other assets	12,379	(12,379)	-
Current assets	1,707,893	(1,707,793)	100

Investment in PNG LNG Inc.	-	13,121,141	13,121,141
Goodwill	6,626,317	(5,761,940)	864,377
Plant and equipment	2,313,469	(2,313,469)	-
Total assets	10,647,679	3,337,939	13,985,618

Accounts payable and accrued liabilities	1,281,767	(1,281,767)	0
Intercompany payables	19,085,298	(869,354)	18,215,944
Current liabilities	20,367,065	(2,151,121)	18,215,944

Deferred gain on contributions to LNG project	13,076,272	(13,076,272)	-
Total non-current liabilities	13,076,272	(13,076,272)	-

Share capital	1	-	1
Accumulated deficit	(22,795,659)	18,565,332	(4,230,327)
Shareholders' Equity	(22,795,658)	18,565,332	(4,230,326)
Total liabilities and Shareholders' equity	10,647,679	3,337,939	13,985,618

Midstream - liquefaction		GAAP
Consolidated Statement of Operation	Canadian GAAP	Adjustments	US GAAP

Interest income	7,741	(7,741)	-
Total revenues	7,741	(7,741)	-

Office and Administrative expenses	4,266,771	(3,166,815)	1,099,956
Depreciation	56,996	(56,996)	-
Professional fees	2,841,129	(2,576,874)	264,255
Borrowing costs	1,218,258	-	1,218,258
Exchange (Gain) loss	(41,053)	41,053	-
Loss on equity accounted investment	-	4,739,339	4,739,339
Income taxes	54,670	(54,670)	-
Total expenses	8,396,771	(1,074,963)	7,321,808

Net (loss)/gain	(8,389,030)	1,067,222	(7,321,808)

Consolidated Financial Statements   INTEROIL CORPORATION     54

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

30.	Reconciliation to generally accepted accounting principles in the United States (cont’d)

(6)	Deferred Financing costs

Deferred financial costs are offset against the respective liabilities under Canadian GAAP; however, the same is disclosed as a separate item on the face of the balance sheet under US GAAP in accordance with guidance under ASC 835-30.

(7)	Income tax effect of adjustments

The income tax effect of U.S. GAAP adjustments was an increase to the future tax asset of $2,331,829 (2008 – reduction of $2,671,594, 2007 – reduction of $3,403,154) for the year ended December 31, 2009 due to an increase in the loss carry-forwards.  A corresponding increase in the valuation allowance was recorded.

(8)	Non controlling interest

The non-controlling interest movements are the result of the U.S. GAAP adjustments relating to the Midstream operations described in point 1 above.  Non-controlling interests are classified under temporary equity classification on the balance sheet under Canadian GAAP; however, the same is disclosed as equity, but separate from the parent’s equity, under US GAAP in accordance with guidance under ASC 810-10.  In addition, under Canadian GAAP, net income attributable to the non-controlling interest generally was reported as an expense or other deduction in arriving at consolidated net income.  However, ASC 810-10 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest.  It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest.

Recent Accounting Pronouncements applicable to the Company

Non-controlling interests in consolidated financial statements

In December 2007, the FASB issued ASC 810.  The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements.  This Statement changes the way the consolidated income statement is presented. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest.  It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest.  Previously, net income attributable to the non-controlling interest generally was reported as an expense or other deduction in arriving at consolidated net income.  This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, except for the presentation and disclosure requirements which shall be applied retrospectively for all periods presented.  The Company has complied with the disclosure requirements under this standard for the year ended December 31, 2009.

Disclosures about derivative instruments and hedging activities

In March 2008, the FASB issued ASC 815.  This statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting.  Entities are required to provide enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  The statement requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation.  This disclosure better conveys the purpose of derivative use in terms of the risk that the entity is intending to manage.  Disclosing the fair values of derivative instruments and their gains and losses in a tabular format should provide a more complete picture of the location in an entity’s financial statements of both the derivative positions existing at period end and the effect of using derivatives during the reporting period.  Disclosing information about credit-risk-related contingent features should provide information on the potential effect on an entity’s liquidity from using derivatives.  This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  The Company has complied with the disclosure requirements under this standard for the year ended December 31, 2009.

Consolidated Financial Statements   INTEROIL CORPORATION     55

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

30.	Reconciliation to generally accepted accounting principles in the United States (cont’d)

Subsequent events

In May 2009, the FASB issued ASC 855-10.  The objective of this statement is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued.  In particular, this statement sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.  This statement is effective for interim and annual periods ending after June 15, 2009.  The Company has complied with the disclosure requirements under this standard for the year ended December 31, 2009.

The FASB accounting standards codification and the hierarchy of generally accepted accounting principles

In June 2009, the FASB issued ASC 105.  The FASB Accounting Standards Codification will become the source of authoritative U.S. generally accepted accounting principles recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this Statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative.  This Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  Following this Statement, the Board will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates. The Board will not consider Accounting Standards Updates as authoritative in their own right. Accounting Standards Updates will serve only to update the Codification, provide background information about the guidance, and provide the bases for conclusions on the change(s) in the Codification.  The Company has complied with the disclosure requirements under this standard for the year ended December 31, 2009.

Measuring liabilities at fair value

In August 2009, the FASB issued ASU 2009-05.  This update provides amendments to the fair value measurement of liabilities.  In particular, the update provides clarification that in certain circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using either a valuation technique that uses the quoted price of the identical liability when traded as an asset or the quoted prices for similar liabilities or similar liabilities when traded as assets, or a valuation technique that is consistent with the principles of Topic 820.  This update also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability.  This update is effective for the first reporting period, including interim periods, beginning after issuance.  The Company has complied with the disclosure requirements under this standard for the year ended December 31, 2009.

Accounting for transfers of financial assets

In June 2009, the FASB issued ASC 860.  The objective of this statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets.  In particular, this statement removes the concept of a qualifying special-purpose entity, and removes the exception from applying ASC 810-10 relating to consolidation of Variable Interest Entities, to qualifying special-purpose entities.  This statement is effective at the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter.  The Company does not expect that the application of this standard will have a material impact on the financial statements.

Consolidation of variable interest entities

In June 2009, the FASB issued ASC 810 which addresses the effects on consolidation of Variable Interest Entities, as a result of the elimination of the qualifying special-purpose entity concept in ASC 860, and concerns about the application of certain key provisions of the standard, including those in which the accounting and disclosures do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity.  This statement is effective at the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter.  The Company does not expect that the application of this standard will have a material impact on the financial statements.

Consolidated Financial Statements   INTEROIL CORPORATION     56